STARBOARD VALUE℠

Investor Presentation

AOL, Inc.

May 23, 2012

Overview of Starboard Value LP

- Starboard Value LP is a deep value oriented investment firm that specializes in investing in underperforming companies and analyzing alternative strategies to unlock value for the benefit of all shareholders.
  - Our approach to investment research begins with a deep fundamental understanding of a company's businesses, end markets, and competitive positioning.
  - We compile information from a variety of publicly available sources, including our own primary research, as well as interviews with industry executives, consultants, customers, partners, competitors, and other investors.
  - We evaluate each company with an open mind and welcome constructive discussions with management regarding corporate strategy and their vision for the future.
- Starboard has been making active investments in public companies for over ten years.
  - We generate returns through an increase in shareholder value at our portfolio companies.
  - Our interests are therefore directly aligned with those of all shareholders.
- Over the past ten years, Starboard has added or replaced approximately 85 corporate directors on approximately 32 corporate boards.(1)
  - We understand the requirements of public board service and how to be effective in the boardroom while remaining professional and constructive.
- Although it is difficult to quantify the direct impact of change in board composition on stock price performance, in our experience it has had a material positive impact. According to 13D Monitor, a leading independent research provider on shareholder activism:
  - *"Starboard's average return on a 13D filing is 22.3% (versus an average of 2.9% for the S&P500 during the same time periods). However, when they have received a board seat, their average 13D return has been 31.6% versus 1.5% for the S&P500."*(2)


STARBOARD VALUE

(1) Includes investments that Starboard's investment team managed while at Starboard's predecessor, Ramius Value and Opportunity Master Fund, Ltd
(2) Published in the "Activist Spotlight" section of Barron's on April 28, 2012. Past performance is not indicative of future results and no representation is being made herein that any investment will or is likely to achieve returns in line with historical data.

Why we are involved with AOL

- We first invested in AOL because our research indicated that an opportunity existed to create significant value for AOL shareholders based on actions within the control of management and the Board of Directors.
- Our involvement in AOL over the past 6 months has been constructive and has yielded positive benefits for all shareholders. During this time, and we believe largely in response to our involvement, the Company has:
  - Agreed to sell more than 800 of its patents and their related patent applications to Microsoft for $1.056 billion.
  - Committed to returning all of the proceeds of the patent transaction to shareholders, after first stating their intention of only returning a "significant portion" of the proceeds.
  - Agreed to move to a segmented public reporting format.
- Since our first public letter on December 21, 2011, AOL's stock price has significantly outperformed both the market and its peers. We believe the recent increase in AOL's stock price is in large part attributable to Starboard's involvement, the actions taken in response to our involvement, and our plans to significantly increase value at AOL.
- However, the Company's reactive changes to date, while a step in the right direction, have for the most part failed to address the serious operational issues facing the Company, namely the current Board's unwavering pursuit of a high-cost, value-destroying status-quo strategy.
- Unfortunately, to date, management and the Board have been unwilling to consider any adjustments to their current operational strategy and remain steadfastly committed to the status quo.

Why we are involved with AOL

- Shareholders require and deserve representation on the AOL Board.
  - We currently have approximately $129 million of capital invested in AOL, and own 5.3% of the Company. We are highly incentivized to increase value for all shareholders and have a much greater economic motivation to protect and create long-term shareholder value than the incumbent independent directors.
  - We only want what is best for AOL and its shareholders, which includes addressing the problems with the current strategy and significantly improving AOL's ongoing operating performance.
- We have nominated 3 highly-qualified nominees.
  - If elected, our nominees are committed to working with the other members of the Board to substantially improve the profitability of AOL's Display business and to evaluate continued investment in Patch.
  - Our nominees will ask the right questions in the boardroom that we believe are not currently being asked due to the many interrelationships between the current Board members and AOL's Chairman and CEO Tim Armstrong.
- In the interest of ensuring that AOL shareholders have the opportunity to understand our thoughts and perspectives on the Company, we are publishing this presentation to outline our views regarding AOL's businesses and the reasons why it is necessary to make real changes to the Board at the 2012 Annual Meeting.
  - The presentation is based solely on our analysis of publicly available information and includes third-party, independent analysis conducted by:
    - L.E.K. Consulting, a business strategy consulting firm with specialization in the Media, Entertainment & Technology industry, and
    - A leading independent compensation consulting firm to analyze the compensation practices at AOL.
  - We contracted L.E.K. Consulting and a leading independent compensation consulting firm to ensure that our analysis was based on a truly objective view of AOL.

Real change is required at AOL

The current Board has overseen an extended period of underperformance and real change is necessary now

- Poor historical stock price and operating performance.
- Aggressive investments in its money-losing Display business with little, if any, visibility for an acceptable return on capital.
- Unwavering commitment to its status quo Patch strategy, despite serious questions as to whether Patch is a viable business.
- Recent and reactive responses to Starboard's concerns raise the question whether the current Board has had an appropriate sense of urgency to take these actions on its own.
- Questionable corporate governance practices, including excessive compensation, which have consistently been highlighted by leading proxy advisory firms.

Shareholders deserve better – our nominees have a better plan for enhancing shareholder value

- Focus the Board on substantially improving the profitability of the struggling Display business.
- Joint venture, sell, shut down or otherwise restructure Patch to profitability.
- Seek additional opportunities for value creation by exploring alternatives for certain of the Company's assets, including its remaining intellectual property portfolio, its real estate, and capital structure efficiencies.

Our nominees are committed to representing the best interests of all AOL shareholders

- Starboard's nominees, two of whom are independent of Starboard, have the necessary business and financial experience to help oversee a successful turnaround at AOL.
- Starboard is one of the Company's largest shareholders and beneficially owns 5.3% of the shares outstanding.


STARBOARD VALUE

Real Change Is Necessary Now

Starboard Value[SM]

Dramatic stock price underperformance

Prior to Starboard's first public letter to the Company on December 21, 2011, AOL's stock price had materially underperformed both the broader equity markets and its Peer Groups over almost any measurement period since its spin-off from Time Warner Inc.



Summary Returns

	As of December 20, 2011 Prior to Starboard's involvement (1)			As of May 18, 2012		
	1 Year	2 Year	11/24/09 (2)	1 Year	2 Year	11/24/09 (2)
AOL Inc.	**-38.2%**	**-37.0%**	**-45.1%**	**35.8%**	**11.3%**	**-3.7%**
Russell 2000	-4.4%	24.1%	28.0%	-9.1%	12.4%	30.3%
Independent Peer Group (3)	-14.6%	14.3%	22.3%	-16.3%	-1.0%	18.3%
2011 Proxy Peer Group (4)	-2.5%	27.4%	31.7%	-3.4%	30.7%	43.3%
2010 Proxy Peer Group (5)	0.4%	24.4%	26.7%	1.7%	23.7%	31.8%
AOL relative to:						
Russell 2000	**-33.8%**	**-61.0%**	**-73.1%**	44.9%	-1.0%	-33.9%
Independent Peer Group (3)	**-23.6%**	**-51.3%**	**-67.4%**	52.2%	12.3%	-21.9%
2011 Proxy Peer Group (4)	**-35.7%**	**-64.4%**	**-76.9%**	39.2%	-19.3%	-47.0%
2010 Proxy Peer Group (5)	**-38.6%**	**-61.3%**	**-71.8%**	34.1%	-12.3%	-35.5%

AOL Stock Price Chart since 11/24/2009 (2)
Starboard First Public Letter
100%
50%
0%
-50%
-100%
Nov-09
May-10
Nov-10
May-11
Nov-11
May-12
AOL
Russell 2000 Index
Independent Peer Group
2011 Proxy Peer Group
2010 Proxy Peer Group
Two-Year AOL Stock Price Chart
Starboard First Public Letter
50%
30%
10%
-10%
-30%
-50%
May-10
Sep-10
Jan-11
May-11
Sep-11
Jan-12
May-12
AOL
Russell 2000 Index
Independent Peer Group
2011 Proxy Peer Group
2010 Proxy Peer Group
One-Year AOL Stock Price Chart
Starboard First Public Letter
50%
30%
10%
-10%
-30%
-50%
May-11
Jul-11
Aug-11
Oct-11
Dec-11
Jan-12
Mar-12
May-12
AOL
Russell 2000 Index
Independent Peer Group
2011 Proxy Peer Group
2010 Proxy Peer Group

Note: Total returns for all periods include dividends.
(1) One day prior to public release of first Starboard letter to AOL.
(2) First trading date as an independent, publicly-traded company following the spin-off from Time Warner Inc.
(3) Independent Peer Group: ACOM, CCO, ELNK, CGI, IACI, IPG, LAMR, NYT, UNTD, VCI, VCLK, WBMD, WPO, and YHOO. Selected by independent compensation consulting firm engaged by Starboard.
(4) AOL 2011 Proxy Peer Group: ADBE, CA, CRM, DISCA, EA, GCI, GOOG, IACI, IPG, INTU, MSFT, NFLX, NYT, NWSA, PCLN, SYMC, TWC, and YHOO.
(5) AOL 2010 Proxy Peer Group: ADBE, AMZN, AAPL, CA, CMCSA, DRIV, EBAY, EA, GOOG, IACI, IPG, INTU, MFE, MSFT, NWSA, OMC, RNWK, SYMC, VCLK, and YHOO.

STARBOARD VALUE

Weak historical financial performance

From 2009 to 2011, AOL's revenue declined nearly twice as fast as total operating expenses, causing EBITDA and free cash flow to decline by a staggering $700 million and $575 million, respectively.



Revenue
($ in millions)
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
(32%) Decline
$3,246
$2,417
$2,202
2009
2010
2011
Total Operating Expenses (1)
($ in millions)
$3,000
$2,500
$2,000
$1,500
$1,000
(17%) Decline
$2,428
$1,912
$2,024
2009
2010
2011
Adjusted EBITDA (2)
($ in millions)
$1,400
$1,200
$1,000
$800
$600
$400
$200
~$700 million reduction in annual EBITDA
$1,084
$747
$388
2009
2010
2011
Free Cash Flow (3)
($ in millions)
$1,000
$800
$600
$400
$200
$0
$575 million reduction in annual FCF
$740
$460
$165
2009
2010
2011

(1) Includes cost of goods sold and selling, general and administrative expense.
(2) As calculated by the Company: operating income plus depreciation, plus amortization of intangible assets, plus restructuring costs, plus equity-based compensation, plus asset impairments and write-offs, plus/minus losses/gains on disposal of consolidated businesses, net, and plus/minus losses/gains on other asset sales.
(3) As calculated by the Company: cash from operations, less capital expenditures and product development costs, less principal payments on capital leases.

STARBOARD VALUE

Weak financial performance relative to peer groups

A sharp increase in operating expenses as a percentage of sales have resulted in AOL's EBITDA margins declining from 34% in 2009 to 16% in 2011 and falling substantially below peer levels.



Total Operating Expenses as % of Revenue (1)
AOL
Independent Peer Group
Proxy Peer Group 2011
Proxy Peer Group 2010
100%
90%
80%
70%
60%
50%
74%
80%
75%
67%
79%
77%
71%
68%
91%
78%
65%
66%
2009
2010
2011
EBITDA Margin (2)
AOL
Independent Peer Group
Proxy Peer Group 2011
Proxy Peer Group 2010
40%
30%
20%
10%
34%
18%
21%
25%
31%
23%
25%
25%
16%
22%
27%
27%
2009
2010
2011

(1) Total operating expenses include cost of goods sold and selling, general and administrative expense.
(2) EBITDA calculated as operating income before interest, taxes, depreciation, and amortization. EBITDA calculated using the same method for AOL and all Peer Group companies. Note that, for reporting purposes, AOL calculates adjusted EBITDA differently than peers.
Note: Source is Capital IQ and figures represent peer group medians.
Independent Peer Group: ACOM, CCO, ELNK, GCI, IACI, IPG, LAMR, NYT, UNTD VCI, VCLK, WBMD, WPO, and YHOO. Selected by independent compensation consulting firm engaged by Starboard.
AOL 2011 Proxy Peer Group: ADBE, CA, CRM, DISCA, EA, GCI, GOOG, IACI, IPG, INTU, MSFT, NFLX, NYT, NWSA, PCLN, SYMC, TWC, and YHOO.
AOL 2010 Proxy Peer Group: ADBE, AMZN, AAPL, CA, CMCSA, DRIV, EBAY, EA, GOOG, IACI, IPG, INTU, MFE, MSFT, NWSA, OMC, RNWK, SYMC, VCLK, and YHOO.

STARBOARD VALUE℠

AOL's historical challenge has been a decline in Access and Search

Although AOL's core Access and Search businesses generate significant and valuable cash flow, these businesses are in decline.

Access and Search Revenue and Estimated EBITDA [(1)] ***($ in millions)***



$2,500
$2,000
$1,500
$1,000
$500
$0
$1,999
$1,556
$1,452
$1,131
$1,160
$903
2009
2010
2011
Revenue
EBITDA

(1) Segment revenue figures from Company filings. Disaggregated EBITDA figures are based on Starboard Value estimates, and include an estimated 80% EBITDA margin for the Access business and a 73% EBITDA margin for the Search business. These values are derived from conversations with the Company, competitors, Wall Street research analysts, and Starboard Value internal estimates.

STARBOARD VALUE SM

AOL's solution has been to try to grow its Display business

From 2009 to 2011, AOL has spent approximately $900 million on acquisitions and investments to grow its Display advertising business in an attempt to offset the decline in Access and Search.

- In an attempt to offset the decline in Access and Search, AOL has chosen to invest in online Display advertising, comprised of both free premium content and hyper-local Patch.
- AOL spent approximately **$668 million on acquisitions** from 2009 to 2011, as well as an additional **$235 million in its investment in Patch alone.**

Select Acquisitions and Investments [1,2] ***($ in millions)***

Acquisitions

Date	Target	Description	Price
Apr-09	Emurse	Professional services	*NA*
Jun-09	Patch Media	Local community platform	7
Jun-09	Going	Local search	10
Jul-09	MMAfighting.com	Sports news and blog	*NA*
Jan-10	StudioNow	Video content creation	37
Aug-10	Rally Up	Mobile social network	10
Sep-10	5min Media	Video syndication	65
Sep-10	TechCrunch	Technology news	32
Sep-10	Things Lab	Mobile apps	32
Dec-10	UnBlaboratory	E-mail	*NA*
Dec-10	Pictela	Digital display platform	31
Dec-10	About.Me	Social networking	31
Jan-11	Goviral	Video distribution	97
Feb-11	Huffington Post	News	315
		Subtotal	**$668**

Investment in Patch

Year	Amount
2010	75
2011	160
Subtotal	**$235**
Total Acqisitions + Investments since 2009	**$903**

"I'd figured I'd start my presentation off with a little math formula… And it's basically the formula for how AOL returns to overall growth. And basically that happens… when the absolute dollar growth from all the growth businesses… exceeds the decline of the subscription and search operations. *– CFO Arthur Minson, Investor Day, 6/16/11*

(1) List of acquisitions sourced from Forbes, as cited in a Needham & Company research report published on September 6, 2011, as well as from a UBS Investment Research report published on March 14, 2012. These acquisition values are estimates and the Company has not disclosed purchase prices for all of its acquisitions.
(2) We arrived at our cost estimate for Patch in 2010 based on the following statement by the Company's Chief Financial Officer on the 4Q10 conference call: "…you should take into consideration the run rate increase in Patch expenses as compared to the approximately $75 million we spent in 2010…." We arrived at our cost estimate for Patch in 2011 based on the following statement by the Company's Chief Financial Officer at the AOL Investor Day on June 16, 2011: "… we're going to spend $160 million a year this year on Patch…."


STARBOARD VALUE

However, the reality has been that the Display business is not growing and continues to lose a significant amount of money

While AOL's goal has been to offset the decline in Access and Search by investing in Display, the reality has been far different.


EBITDA Goal (1)
EBITDA Reality (1)
Display EBITDA
$0
Access + Search EBITDA
Access + Search EBITDA
$0
Display EBITDA

- Display revenue has declined despite approximately $900 million of acquisitions and investments to grow this business.[(2)]
- Further, we believe the business is currently losing over $500 million per year and generated cumulative losses of approximately $1.3 billion from 2009-2011.[(3)]
- AOL has tried to build and buy Display revenue to offset declines in Access and Search. The result has been a significant negative impact on cash flow.

2009-2011:

Display total acquisitions and investments [(2)] =	**$903M**
Display cumulative losses [(3)] =	**$1.3B**
Display revenue decline =	**(4%)**

(1) Not to scale and for illustrative purposes only.
(2) Acquisitions of $668 million sourced from Forbes, as cited in a Needham & Company research report published on September 6, 2011. These acquisition values are estimates and the Company has not disclosed purchase prices for all of its acquisitions. Cost estimates for Patch of $235 million based on the following statement by the Company's Chief Financial Officer: i) "…you should take into consideration the run rate increase in Patch expenses as compared to the approximately $75 million we spent in 2010…." (4Q10 conference call); and ii) "… we're going to spend $160 million a year this year on Patch…." (Investor Day on June 16, 2011).
(3) Display revenue figures from Company filings. Display losses are based on Starboard Value estimates derived from assumptions including EBITDA margins of 80% for the Access business, 73% for Search, 5.5% for Advertising Network, and 10% for the Company's Other businesses. These values are derived from conversations with the Company, competitors, Wall Street research analysts, and Starboard Value internal estimates.


STARBOARD VALUE

We believe AOL's Display strategy has resulted in approximately $1.7 billion in value destruction

To pursue its Display strategy, AOL spent $903 million on acquisitions and investments from 2009 through 2011. Yet, enterprise value declined by 59% or $1.7 billion over this period.

Historical Acquisitions and Investments [1]

($ in millions)

	2009	2010	2011
Display Acquisitions	$17	$239	$412
Investments in Patch		$75	$160
Total	$17	$314	$572

$903 million spent on acquisitions and investments

Historical AOL Enterprise Value [2]

($ in millions)

	2009	2010	2011
Enterprise Value	$2,803	$1,990	$1,139

(59%) Decline

$1.7 billion decline in enterprise value

For how much longer will the Board allow management to make aggressive investments in a money-losing business with little, if any, visibility for an acceptable return on capital?

(1) Acquisitions of $668 million sourced from Forbes, as cited in a Needham & Company research report published on September 6, 2011. These acquisition values are estimates and the Company has not disclosed purchase prices for all of its acquisitions. Cost estimates for Patch of $235 million based on the following statement by the Company's Chief Financial Officer: i) "…you should take into consideration the run rate increase in Patch expenses as compared to the approximately $75 million we spent in 2010…." (4Q10 conference call); and ii) "… we're going to spend $160 million a year this year on Patch…." (Investor Day on June 16, 2011).
(2) Capital IQ data measured from AOL's IPO price of $27.00 on November 24, 2009 through the closing stock price on December 30, 2011.


STARBOARD VALUE

Currently, we believe the Display business is losing over $500 million per year

AOL has used the valuable cash flows generated by its declining Access and Search businesses to fund what we believe are massive losses of more than $500 million per year in its Display advertising business in pursuit of its goal of becoming a premium online media company. These losses have obscured what would otherwise be a highly profitable company.(1)

CY 2011 Operating Performance (1,2,3)			*($ in millions)*
	Revenue	Adjusted EBITDA	Adj. EBITDA Margin
Access	$803	$643	80%
Search	357	261	73%
Advertising Network	384	21	6%
Display - Free Premium Content	**560**	**(398)**	**-71%**
Display - Patch	**13**	**(147)**	**-1131%**
Other	85	8	10%
Total	**$2,202**	**$388**	**18%**
Total (excluding Display)	**$1,629**	**$933**	**57%**

- **We are not the only ones who believe that AOL is losing over $500 million in its Display business.**
- **In fact, research analysts that cover the Company publicly estimate that AOL loses over $500 million in its Display business.(4)**



(1) Segment revenue figures other than Patch are from Company filings. Disaggregated segment EBITDA figures are based on Starboard Value estimates derived from assumptions including: EBITDA margins of 80% for the Access business, 73% for Search, 5.5% for Advertising Network, and 10% for the Company's Other business. These values are derived from conversations with the Company, competitors, industry consultants, Wall Street research analysts, and Starboard Value internal estimates. By subtracting our Access, Search, Advertising, and other segment EBITDA estimates from reported consolidated EBITDA, we are able to back into estimated Display EBITDA losses.

(2) For Patch, we arrived at our revenue estimate of $13 million in 2011 by making certain assumptions based on disclosure provided by the Company on its fourth quarter 2011 earnings call on February 1, 2012. Specifically, the Company stated that: "Ending Q1 2011, there were 33 Patches that had above $2,000 per month in revenue. Ending Q4 2011, there were 401 Patches above $2,000 per month in revenue…." We arrived at our cost estimates for Patch of $160 million in 2011 based on the following statement by the Company's Chief Financial Officer at the AOL Investor Day on June 16, 2011: "… we're going to spend $160 million a year this year on Patch…." Further, in a research report published on May 10, 2012, Barclays estimated that Patch generated EBITDA losses of $151 million in 2011.

(3) "Other" includes third-party fees for mobile applications, MapQuest B2B services, and AdTech ad serving technology.

(4) In a research report published on May 10, 2012, Barclays estimated that AOL's Display business generated EBITDA losses of $527.4 million and that Patch generated EBITDA losses of $151 million in 2011. In a research report published on February 1, 2012, RBC Capital Markets estimated that AOL's Display business generated EBITDA losses of $536.3 million in 2011.


STARBOARD VALUE

And the losses in Display do not appear to be getting better

- Despite significant acquisitions and investments, we believe the losses in the Display business have increased from $428 million in 2009 to $545 million in 2011.

Display Estimated EBITDA [1] *($ in millions)*



$0
($100)
($200)
($300)
($400)
($500)
($600)
($428)
($363)
($545)
2009
2010
2011

(1) Display revenue figures from Company filings. Disaggregated Display losses are based on Starboard Value estimates derived from assumptions including EBITDA margins of 80% for the Access business, 73% for Search, 5.5% for Advertising Network, and 10% for the Company's Other businesses. These values are derived from conversations with the Company, competitors, Wall Street research analysts, and Starboard Value internal estimates.

STARBOARD VALUE[SM]

Yet, AOL appears solely focused on its status quo strategy

Despite the estimated massive losses in Display, AOL appears solely focused on continuing to pursue its high-cost, value-destroying status quo strategy.

AOL's Status Quo Plan
■ Use the valuable cash flows generated by the core Access and Search businesses to fund what we believe to be massive losses in its Display advertising business.
■ Pursue a high cost strategy in free premium content.
■ Invest in Patch despite substantial evidence that we believe demonstrates the business model is not viable and will not succeed.

"The business is going to be big in the future. We're going to make whatever change we have to make. The investors either stick with us or don't through that period. But we're invested in it."

– CEO Tim Armstrong, Goldman Sachs conference, 9/20/11

"… you can't say we don't have a clear strategy, you may not like the strategy, but we have a clear strategy and we're going to continue to execute against it."

– CEO Tim Armstrong, UBS conference, 12/5/11

"AOL has a clear strategy and operational plan…and we will continue to aggressively execute on our strategy…."

– AOL press release in response to Starboard's initial letter, 12/21/11

STARBOARD VALUE

We do not believe Display is being operated efficiently

AOL has built one of the largest online content destinations

Through acquisitions and investments, AOL has built one of the largest online content destinations, generating over 100 million unique visitors and 127 billion page views.



Number of Unique Visitors, December 2011
(Million)
180
160
140
120
100
80
60
40
20
0
176
129
122
107
89
31
Yahoo!
YouTube
MSN
AOL3
Wikipedia
Yelp

Content Type:	Portal	Video	Portal	Portal	Encyclo--pedia	Local



Number of Page Views, 2011
(Billion)
450
400
350
300
250
200
150
100
50
0
445
252
127
103
98
16
13
Other1
(~13B)
The Huffington Post
(~10B)
AOL.com2
Yahoo!
YouTube
AOL
MSN
Pogo
Wikipedia

Content Type:	Portal	Video	Portal	Portal	Games	Encyclo-pedia

(1) Includes all AOL-owned properties other than AOL.com, such as TechCrunch, Engadget, and MapQuest.
(2) Includes sub-domains (e.g., music.aol.com).
(3) Includes all AOL properties.
Source: comScore, Company websites



STARBOARD VALUE

However, we do not believe AOL is operating these assets efficiently

Despite the well-recognized brands and attractive scale of AOL's Display assets, we estimate that these businesses are collectively losing more than $500 million per year.(1) Further, excluding Patch and the acquisition of The Huffington Post, we estimate that organic Display revenue declined by 13% from 2009 to 2011.(2)

Display Revenue and Estimated EBITDA Losses (1) *($ in millions)*



Organic revenue decline (13%)
$800
$600
$400
$200
$0
($200)
($400)
($600)
($800)
$598
$512
$573
$520
Display
(ex Huff Post
and Patch)
($428)
($363)
($545)
2009
2010
2011
Revenue
EBITDA

- Based on the current cost structure for the Display business, **even assuming 100% incremental margins, AOL's Display business would have to grow by over 95% just to break even.**(3)
- In 2011, the Display business grew only 4% organically, and over the last two years, has declined by 13% organically.

"… any healthy content business, media business would have margins attached to it that are attractive."

– CEO Tim Armstrong 1Q11 conference call, 5/4/11

(1) Display revenue figures from Company filings. Disaggregated Display losses are based on Starboard Value estimates derived from assumptions including EBITDA margins of 80% for the Access business, 73% for Search, 5.5% for Advertising Network, and 10% for the Company's Other businesses. These values are derived from conversations with the Company, competitors, Wall Street research analysts, and Starboard Value internal estimates.
(2) For Patch, we arrived at our revenue estimate of $13 million in 2011 by making certain assumptions based on disclosure provided by the Company on its fourth quarter 2011 earnings call on February 1, 2012. Specifically, the Company stated that: "Ending Q1 2011, there were 33 Patches that had above $2,000 per month in revenue. Ending Q4 2011, there were 401 Patches above $2,000 per month in revenue…." The Huffington Post revenue based on AOL estimates of $50 million total revenue for The Huffington Post in 2011. Given that the transaction closed in early March, we have estimated The Huffington Post on a pro rata basis and assumed $40 million contribution to AOL in 2011.
(3) Analysis assumes 100% incremental margins.



STARBOARD VALUE

Other similarly-sized premium content sites are highly profitable

As just one example, in 2011, WebMD Health was highly profitable on a similar-sized revenue base.

- WebMD provides health information services to consumers, physicians, and other healthcare professionals in the US.
- Given that the majority of WebMD's revenue is derived from public portal advertising, we believe that it serves as a relevant point of comparison to AOL's Display business.(1)
- By focusing on a single attractive vertical, WebMD has amassed revenue of $558 million and EBITDA of $181 million in 2011, representing a 32% EBITDA margin.

WebMD Health Financials (2) *($ in millions)*

	Revenue	EBITDA	EBITDA Margin
2011 WebMD Financials	$559	$181	32%

AOL Financials (3) *($ in millions)*

	Revenue	EBITDA	EBITDA Margin	
Total Display	$573	($545)	-95%	We believe this is the right comparison as Search is not dependent on Display.
Total Display + Search	931	(285)	-31%	Even if you include Search, performance is still poor.
Display ex Patch	560	(398)	-71%	We believe this would be a good first step, but it is still not enough to make Display profitable.
Display ex Patch + Search	918	(138)	-15%	

On any metric, it appears AOL's Display business is substantially underperforming.

(1) Approximately 85% of consolidated revenues come from Public Portal Advertising and Sponsorship, while 15% come from Private Portal Services.
(2) Company filings and Capital IQ.
(3) Segment revenue figures other than Patch are from Company filings. Disaggregated segment EBITDA figures are based on Starboard Value estimates derived from assumptions including: EBITDA margins of 80% for the Access business, 73% for Search, 5.5% for Advertising Network, and 10% for the Company's Other business. These values are derived from conversations with the Company, competitors, industry consultants, Wall Street research analysts, and Starboard Value internal estimates. By subtracting our Access, Search, Advertising, and other segment EBITDA estimates from reported consolidated EBITDA, we are able to back into estimated Display EBITDA losses. For Patch, we arrived at our revenue estimate of $13 million in 2011 by making certain assumptions based on disclosure provided by the Company on its fourth quarter 2011 earnings call on February 1, 2012. Specifically, the Company stated that: "Ending Q1 2011, there were 33 Patches that had above $2,000 per month in revenue. Ending Q4 2011, there were 401 Patches above $2,000 per month in revenue…." We arrived at our cost estimates for Patch of $160 million in 2011 based on the following statement by the Company's Chief Financial Officer at the AOL Investor Day on June 16, 2011: "… we're going to spend $160 million a year this year on Patch…." Further, in a research report published on May 10, 2012, Barclays estimated that Patch generated EBITDA losses of $151 million in 2011.


STARBOARD VALUE

Smaller sized premium content sites are also highly profitable

CNET Networks serves as evidence that a display business can be highly profitable on a smaller revenue base than AOL has today.

- CNET, prior to its acquisition by CBS Corporation in 2008, provided online information, product reviews, and advice for consumers interested in technology and consumer electronics.
- Given that the majority of CNET's revenue was derived from display ads, we believe that it serves as a relevant point of comparison to AOL's Display business, even though it was acquired in 2008.[(1)]

CNET Financials [(2)] *($ in millions)*

	Revenue	EBITDA	EBITDA Margin
2008	$408	$55	13%
2007	406	65	16%
2006	369	59	16%

AOL Financials [(3)] *($ in millions)*

	Revenue	EBITDA	EBITDA Margin	
Total Display	$573	($545)	-95%	We believe this is the right comparison as Search is not dependent on Display.
Total Display + Search	931	(285)	-31%	Even if you include Search, performance is still poor.
Display ex Patch	560	(398)	-71%	We believe this would be a good first step, but it is still not enough to make Display profitable.
Display ex Patch + Search	918	(138)	-15%	

On any metric, it appears AOL's Display business is substantially underperforming.

(1) Approximately 81% of consolidated revenues were generated from Marketing Services, comprised of display ads and click-thru ads.
(2) Company filings and Capital IQ.
(3) Segment revenue figures other than Patch are from Company filings. Disaggregated segment EBITDA figures are based on Starboard Value estimates derived from assumptions including: EBITDA margins of 80% for the Access business, 73% for Search, 5.5% for Advertising Network, and 10% for the Company's Other business. These values are derived from conversations with the Company, competitors, industry consultants, Wall Street research analysts, and Starboard Value internal estimates. By subtracting our Access, Search, Advertising, and other segment EBITDA estimates from reported consolidated EBITDA, we are able to back into estimated Display EBITDA losses. For Patch, we arrived at our revenue estimate of $13 million in 2011 by making certain assumptions based on disclosure provided by the Company on its fourth quarter 2011 earnings call on February 1, 2012. Specifically, the Company stated that: "Ending Q1 2011, there were 33 Patches that had above $2,000 per month in revenue. Ending Q4 2011, there were 401 Patches above $2,000 per month in revenue…." We arrived at our cost estimates for Patch of $160 million in 2011 based on the following statement by the Company's Chief Financial Officer at the AOL Investor Day on June 16, 2011: "… we're going to spend $160 million a year this year on Patch…." Further, in a research report published on May 10, 2012, Barclays estimated that Patch generated EBITDA losses of $151 million in 2011.


STARBOARD VALUE

AOL's Display business has scale and we believe can be run profitably

Instead, management is choosing to operate with excessive costs and only hoping that significant revenue growth will offset losses.

- While the revenue in AOL's Display business is similar to that of the revenue of WebMD and CNET prior to its acquisition by CBS Corporation in 2008, we believe operating expenses in AOL's Display business are a staggering $1.1 billion, approximately 3.0 times higher than both WebMD's and CNET's operating expenses.



Annual Revenue (1)
($ in millions)
$700
$600
$500
$400
$300
$200
$100
$0
$573
$559
$408
AOL Total Display
WebMD Health
CNET
Annual Operating Expenses (1,2)
($ in millions)
$1,200
$1,000
$800
$600
$400
$200
$0
$1,119
$378
$354
AOL Total Display
WebMD Health
CNET

We believe AOL's Display business is highly unprofitable due to its operating expenses that are estimated to exceed $1.1 billion per year.

(1) Company filings and Capital IQ.
(2) AOL segment operating losses are calculated as revenue figures provided by the Company less EBITDA losses as estimated by Starboard Value. Starboard's EBITDA estimates are derived from assumptions including: EBITDA margins of 80% for the Access business, 73% for Search, 5.5% for Advertising Network, and 10% for the Company's Other business. These values are derived from conversations with the Company, competitors, industry consultants, Wall Street research analysts, and Starboard Value internal estimates. By subtracting our Access, Search, Advertising, and other segment EBITDA estimates from reported consolidated EBITDA, we are able to back into estimated Display EBITDA losses.



STARBOARD VALUE

AOL's Display business is not profitable because it is pursuing a high cost strategy

We believe the poor performance of AOL's Display business is the direct result of its lack of focus and the Company's expensive operating cost structure.

- AOL owns over 50 different content brands.[1] We question how many of them have the scale to compete profitably.
- Furthermore, for its Display properties that do have substantial scale, the Company has invested aggressively in high-cost, in-house editorial staff in an attempt to develop premium content to attract deep-pocketed national advertisers.
- AOL also employs high-cost direct sales reps to try to sell its ad inventory directly to ad agencies at premium CPMs (cost per thousand views).
- However, it is our understanding that a large percentage of the Company's ad inventory is sold through advertising networks and advertising exchanges, which carry significantly lower CPMs than direct sales.

As a result of the mismatch between the high cost structure of the Display businesses and the primarily low-CPM ad sales it generates, we estimate that AOL loses over $500 million in its Display business.[2]

"First of all – to be very blunt – AOL's struggle in profitability is not because we can't be profitable. It's because it has to be set up properly."

– CEO Tim Armstrong, Online News Association Conference, 10/28/10

(1) Sourced from Company website.
(2) Display losses are based on Starboard Value estimates derived from assumptions including EBITDA margins of 80% for the Access business, 73% for Search, 5.5% for Advertising Network, and 10% for the Company's Other businesses. These values are derived from conversations with the Company, competitors, Wall Street research analysts, and Starboard Value internal estimates.



STARBOARD VALUE

Changes at The Huffington Post are a prime example of AOL's excessive cost increases

By implementing its high operating cost strategy at The Huffington Post, we believe AOL has eroded the business model that made The Huffington Post successful pre-acquisition: low-cost content generation.

Pre-Acquisition		Post-Acquisition	
Low cost	▪ One of the few profitable online ad supported content properties	High cost	▪ Cost structure reflects substantially increased internal staff
Aggregated content	▪ Focus on aggregating news from other sources	Original content	▪ Focus has been shifted to original content creation
Free writers	▪ Low cost content generation through an active community of bloggers	High paid writers	▪ Free contributors have been replaced with highly paid editorial staff
Lean staff	▪ Streamlined verticals (~15) with editors filling multiple roles ▪ 97 FT editorial staff; 203 total FTEs (Dec, 2010)	Large staff	▪ Rapid expansion of verticals (~50) ▪ Rapid growth in staff, including editors and reporters, to support expanded structure
US Focus	▪ Created national and some local editions	International Focus	▪ Launched several international editions in Canada, UK, France, Spain, Italy, and Germany
Profitable	▪ **Became profitable in 2010**	Unprofitable	▪ **Cost-heavy business model which we believe is now unprofitable**

STARBOARD VALUE℠

Source: AOL, Financial Times, company websites
Note: AOL announced The Huffington Post achieved profitability in 2010 on its conference call dated February 7, 2011.

AOL's strategy has led to expenses outpacing revenue growth

From 2010 to 2011, AOL spent approximately $2.59 for every $1.00 of incremental Display revenue.[1,2,3]

Change in AOL Display Revenue and Costs – 2010 to 2011 *($ in millions)*



$75
$25
($25)
($75)
($125)
($175)
$61
Patch Revenue
Other Display Revenue
Other Display Costs
Patch Costs
($158)
Other Display EBITDA
Patch EBITDA
($111)
Change in Display Revenue (1)
Change in Display Costs (2)
Change in Display EBITDA (3)

- In 2011, AOL added $61 million of incremental Display revenue, approximately $40 million of which we believe was acquired through The Huffington Post acquisition.[1,4]
- However, the costs of the incremental revenue totaled $158 million.[2]
- Therefore, for every $1.00 of incremental Display revenue in 2011, AOL spent $2.59.[1,2,3]
- These costs do not even include the capital outlay of $315 million to acquire The Huffington Post and its approximately $40 million of revenue.[4]
- Excluding revenue from The Huffington Post, we believe Display revenue increased by only $20 million, even with all of these additional costs.

(1) The total increase in Display revenue is based on Company filings. For Patch, we arrived at our revenue estimate of $13 million in 2011 by making certain assumptions based on disclosure provided by the Company on its fourth quarter 2011 earnings call on February 1, 2012. Specifically, the Company stated that: "Ending Q1 2011, there were 33 Patches that had above $2,000 per month in revenue. Ending Q4 2011, there were 401 Patches above $2,000 per month in revenue…."
(2) Calculated as change in AOL's total costs from 2010 to 2011, including traffic acquisition costs, cost of revenues, SG&A, and stock-based compensation. Assumes constant EBITDA margins across AOL's non-Display businesses, which results in incremental changes in costs relative to change in revenue. Non-Display EBITDA margins include estimates of 80% for Access, 73% for Search, 5.5% for Advertising Network, and 10% for Other.
(3) Calculated as change in Display revenue plus change in Display costs.
(4) The Huffington Post revenue based on AOL estimates of $50 million total revenue for The Huffington Post in 2011. Given that the transaction closed in early March, we have estimated The Huffington Post on a pro rata basis and assumed $40 million contribution to AOL in 2011.



STARBOARD VALUE

We do not believe Patch is a viable business

What is Patch?

Patch is a collection of 863 different news and information websites for small towns across the US.[1]


Patch
Browse...
California
Connecticut
District of Columbia
Florida
Georgia
Illinois
Iowa
Maryland
Massachusetts
Michigan
Minnesota
Missouri
New Hampshire
New Jersey
New York
North Carolina
Ohio
Pennsylvania
Rhode Island
South Carolina
Virginia
Washington
Wisconsin


THE EXCITEMENT IS BUILDING IN DARIEN
Click Here to Learn More
DarienPatch
Homes on Video: $26M Contentment Island Estate
Patch Hometown Partner
What People Are Saying...
...What's Up With You?
Touch.
PAPA JOE'S
RISTORANTE ITALIANO
FOUR-COURSE PRIX FIXE DINNER
$24.95
$7.00
Events
News
Local Voices

(1) Number of Patches reported by the Company as of year end 2011.

We believe Patch is the largest single contributor to losses in Display

- AOL acquired Patch, a company that AOL's Chairman and CEO Tim Armstrong co-founded, for $7.0 million in cash from an investment company that Mr. Armstrong also founded.
- Since then, Patch lost approximately $75 million in 2010 and $147 million in 2011.[1]
- AOL has spent a total of $242 million to acquire and build Patch.[2]

CY 2011 Display Operating Performance [1]			***($ in millions)***
	Revenue	**Adjusted EBITDA**	**Adj. EBITDA Margin**
Display - Free Premium Content	$560	($398)	-71%
Display - Patch	**$13**	**($147)**	**-1131%**

Despite significant investment, we believe Patch has minimal revenue and massive losses.

(1) For Patch, we arrived at our cost estimate in 2010 based on the following statement by the Company's Chief Financial Officer on the 4Q10 conference call: "…you should take into consideration the run rate increase in Patch expenses as compared to the approximately $75 million we spent in 2010…." We arrived at our revenue estimate of $13 million in 2011 by making certain assumptions based on disclosure provided by the Company on its fourth quarter 2011 earnings call on February 1, 2012. Specifically, the Company stated that: "Ending Q1 2011, there were 33 Patches that had above $2,000 per month in revenue. Ending Q4 2011, there were 401 Patches above $2,000 per month in revenue…." We arrived at our cost estimates for Patch of $160 million in 2011 based on the following statement by the Company's Chief Financial Officer at the AOL Investor Day on June 16, 2011: "… we're going to spend $160 million a year this year on Patch…." Further, in a research report published on May 10, 2012, Barclays estimated that Patch generated EBITDA losses of $151 million in 2011.

(2) Calculated based on $7 million to acquire Patch in June 2009, $75 million of investment in 2010, and $160 million of investment in 2011. Share count of 93.5 million sourced from AOL 10-Q filed on May 9, 2012.


STARBOARD VALUE

We believe the Patch business model is flawed and will not succeed

- Patch is a high cost business model that is not scalable.
- Local advertisers want direct response ads that have an attractive measurable ROI, which we believe Patch ads do not provide.(1)
- National advertisers do not appear to value hyper-local advertising any more than they value broad-based display advertising because there is no evidence that proves it is more effective.(1)
- As a result, we believe that the vast majority of Patch ad slots are filled with remnant AOL ad inventory, which could be used on any other AOL property.(1)
- Even if Patch were to somehow achieve its targeted revenue model, the business would still be highly unprofitable on its current cost structure.(2)

"… Unless Patch can come up with a new, performance-based product that can drive people into the advertisers' stores, their business model isn't going to work and it won't succeed…."

– Former senior Patch employee, March 2012 (1)

(1) Based on interviews conducted by L.E.K. Consulting.
(2) Based on a targeted revenue model of 80% of Patch's ad slots being filled by local advertisers per interviews conducted by L.E.K. Consulting. Assumes a 7% discount to rate card pricing and a 100% sell-through rate. Uses Patch rate card dated Q4 2011 sourced from a Business Insider article published on February 23, 2012. Calculated as the product of discounted monthly rate card price, sell-through rate, and 80% local volume share. Assumes 863 Patches. Includes additional revenue from business / feature listings based on the average number of business / feature listings per Patch as sourced from L.E.K. Consulting's analysis of individual Patches.


STARBOARD VALUE

We do not believe Patch is a scalable business model

Each individual Patch requires substantial fixed costs to operate.

Patch's fixed operating costs include:[1]

- A dedicated local editor in each town writing 100 or more articles per month.
- Several freelance journalists in each town writing an additional 20 to 40 articles per month.
- Local advertising sales manager to meet individual local businesses to try to get them to advertise on Patch.
- Regional publishers and regional editors overseeing a collection of Patches.

"Content costs are not very scalable. The whole idea of Patch was to have local people writing about local stories. This is what brings people to the site. As long as this is the business model, however, you need local bodies on the ground."

– Former Patch ad manager, March 2012 [2]


STARBOARD VALUE

(1) Based on interviews with former Patch employees as well as an article published by paidContent.org on December 10, 2010.
(2) Based on interviews conducted by L.E.K. Consulting.

We believe AOL has consistently underestimated the costs of operating Patch

Q1 2010 Call: *"And I think we are still probably disclosing $50 million [of investment in Patch] and we'll continue on that path until we see a need to change that number."*
– CEO Tim Armstrong, 4/28/10 (emphasis added)

Q2 2010 Call: *"… we expect to allocate more than the $50 million originally anticipated to Patch…."*
– CEO Tim Armstrong, 8/4/10

Q3 2010 Call: *"The sequential increase in local spend was due primarily to the dramatic increase in the pace of our rollout of Patch into towns across the United States…which would put our run rate expense related to local at approximately $30 million per quarter going into 2011."*
– CEO Tim Armstrong, 11/3/10

Q4 2010 Call: *"The faster than anticipated rollout put our run rate expenses for Patch at approximately $40 million at the end of the quarter, which is higher than the $30 million quarterly run rate we talked about on our last call…."*
– CFO Arthur Minson, 2/2/11

Management Estimates of Annual Patch Costs



($ in millions)
1Q10
$50
2Q10
$50+
3Q10
$120
4Q10
$160
$0
$50
$100
$150
$200

What metrics was the Board looking at to justify these increases in spending on Patch?

Did the Board have any oversight or control around budgeting?

And monetization and profitability have remained elusive

Q2 2010 Call: ***"…on the monetization of Patch… I would just say when we started the product in general, we started it without monetization in mind…."*** *– CEO Tim Armstrong, 8/4/10 (emphasis added)*

Q3 2010 Call: *"And I think over time basically the expectations on monetization should be, Patch is going to be an investment property over the next two years and I think coming out of the next two years, we'd expect to have more meaningful monetization in general." – CEO Tim Armstrong, 11/3/10*

Q4 2010 Call: *"So as we continue to rollout [Patch] properties, we would expect the model behind it to have rolling profitability to these sites at some point without going into detail, when….* ***And the reason I'm not giving you transparency around Patch is because I don't want to and I think we – but you're going to have to trust me on this…."***

– CEO Tim Armstrong, 2/2/11 (emphasis added)

Investor Day: *"…monetization is coming to Patch, so we've gotten a lot of questions on that. We are dead serious about it and we're going to make it happen."*

– CEO Tim Armstrong, AOL Investor Day, 6/16/11

Conference: *"… I am a rational investor in Patch…. I would hope the profitability of the Patch is rolling thunder that we see over time…." – CEO Tim Armstrong, UBS Conference 12/5/11*

Patch Financials (1) *($ in millions)*



$40
$20
$0
($20)
($40)
($60)
($80)
($100)
($120)
($140)
($160)
?
$13
($75)
($147)
2010
2011
Revenue
EBITDA

(1) We arrived at our revenue estimate of $13 million in 2011 by making certain assumptions based on disclosure provided by the Company on its fourth quarter 2011 earnings call on February 1, 2012. Specifically, the Company stated that: "Ending Q1 2011, there were 33 Patches that had above $2,000 per month in revenue. Ending Q4 2011, there were 401 Patches above $2,000 per month in revenue…." We arrived at our cost estimate in 2010 based on the following statement by the Company's Chief Financial Officer on the 4Q10 conference call: "…you should take into consideration the run rate increase in Patch expenses as compared to the approximately $75 million we spent in 2010…." We arrived at our cost estimates for Patch of $160 million in 2011 based on the following statement by the Company's Chief Financial Officer at the AOL Investor Day on June 16, 2011: "… we're going to spend $160 million a year this year on Patch…." Further, in a research report published on May 10, 2012, Barclays estimated that Patch generated EBITDA losses of $151 million in 2011.



STARBOARD VALUE

Patch has failed to sell a meaningful portion of its ad slots to local advertisers

Despite Patch's target of selling 80% of its ad slots to local advertisers, less than 20% of ad placements on Patch are filled by local businesses.[1]

- We believe Patch has failed to achieve this target because local advertisers want direct response ads that have an attractive measurable ROI, something that we believe Patch's Display ads cannot provide.
- In addition, based on the Company's monthly rate card pricing, which implies extremely high effective CPMs, we believe local advertisers find it difficult to justify advertising on Patch.

Local Ads as a % of Total Patch Ad Placements [1]



Actual
18%
Target
80%
0%
20%
40%
60%
80%
100%

"… Patch provides general branding for local businesses, but this is not what most customers want. Local advertisers want to see the impact of their spend, and generally prefer pay-for-performance advertising…"

– Former Patch ad manager, March 2012 [1]

"… our local advertisers are sophisticated and smart. They want to know about metrics and performance. They're not going to pay a $35 CPM to reach twelve people, which is unfortunately what they would have been paying at times…."

– Former Patch ad manager, March 2012 [1]



STARBOARD VALUE

(1) Based on interviews conducted by L.E.K. Consulting.

The majority of local advertisers do not renew their contracts

Based on interviews with former Patch employees, approximately 70% of local advertisers who advertise on Patch do not renew when their 6-12 month contracts expire.[(1)]

- Based on Patch's lack of an attractive measurable ROI and extremely high monthly rate card pricing, 70% of local advertisers do not renew when their contracts expire.[(1)]
- There is a finite number of local advertisers.
- Churning through local advertisers with a poor value proposition makes winning local advertisers back very difficult and further challenges the business model.

Patch Local Advertiser Renewal Rate [(1)]



Renew
30%
Do Not Renew
70%
0%
20%
40%
60%
80%

"… I have not gotten a single sale from someone who has seen my ad on Patch, so I can't say I'm very happy with the prices I've had to pay to advertise…."

– Local advertiser on Patch, March 2012 [(1)]

"… It has been two months and I haven't gotten any results from Patch. If I do not see any return in the next month, I'm going to stop using Patch."

– Local advertiser on Patch, March 2012 [(1)]



STARBOARD VALUE

(1) Based on interviews conducted by L.E.K. Consulting.

Local businesses can bypass Patch's high rate cards

Even if local businesses wanted to advertise on Patch, they could bypass Patch's high rate card pricing by using Google AdWords.

- Google AdWords allows advertisers to specify on which sites they want their advertisements to appear, including placing the ad directly onto a specific local Patch.
- This allows local businesses to pay remnant inventory prices for Patch's ad slots.


Display Network: managed placements
Add placements
Edit
Change status...
See URL list...
Alerts
More a
Placement
patch.com
chatsworth.patch.com
chatsworth.patch.com/places
Total - all managed placements

By using Google AdWords, a local business can place an ad on a local Patch at approximately a 95% discount to current rate card pricing.[(1)]

We believe that Patch's fixed cost monthly revenue pricing model does not work.

STARBOARD VALUE

(1) Based on L.E.K. Consulting analysis.

It appears AOL fills Patch ad slots with remnant AOL ad inventory

We believe the majority of Patch's ad slots are being filled with remnant AOL ad inventory at very low CPMs. This inventory could be placed on any AOL property, yet we believe it is pushed to Patch in order to justify continued investment in Patch.

- Even if we hypothetically assume that Patch can generate $40 million of revenue in 2012, and that local businesses constitute approximately 25% of Patch's ad slot placements at a 10% discount to rate card pricing, this would imply that the remainder of Patch's ad sales are being sold at discounts of 96% to rate card pricing. (1)
- The reality however, based on Patch's actual results to date, implies that either a significantly higher percentage of volume is being sold through ad networks or that local advertisers are buying ad slots at steep discounts to Patch's rate card pricing.

"… I would estimate that 90-95% of national ads on Patch are being filled by ad networks at a CPM of $1 to $2…."

– Former Patch sales executive, March 2012 (2)

(1) Assumes 25% of Patch's ad slots are being filled by local advertisers at a 10% discount to rate card pricing. Assumes 100% sell-through rate. Uses Patch rate card dated Q4 2011 sourced from a Business Insider article published on February 23, 2012. Calculated as the product of discounted monthly rate card price, sell-through rate, and 25% local volume share. Assumes 863 Patches. Includes additional revenue from business / feature listings based on the average number of business / feature listings per Patch as sourced from L.E.K. Consulting's analysis of individual Patches. At $40 million of revenue, this implies that the remaining ad slots are filled at a 96% discount to rate card pricing.
(2) Based on interviews conducted by L.E.K. Consulting.


STARBOARD VALUE

It appears national advertisers do not value Patch

Given the substantial percentage of ad slots on Patch that we believe are sold at steep discounts to rate card pricing, we would also question whether national advertisers value Patch.

- As part of the assignment, L.E.K. Consulting contacted national advertisers to better understand why they value advertising on Patch.
- After contacting 11 randomly-selected national advertisers and receiving 11 consecutive responses that these advertisers did not value advertising on Patch more than any other form of broad-based display advertising, L.E.K. moved on to other parts of the assignment.
- While this was clearly a small sample size, we believed these results were highly indicative of the responses we would receive from a larger sample size for the following reasons:
  - National advertisers are more interested in broad reach than hyper-local advertising.
  - Patch's monthly fixed rate card pricing implies substantially higher CPMs than national advertisers would otherwise pay on other local sites.

National Advertiser Survey Results [1]

Do national advertisers value a Display ad on Patch more than any other form of broad-based display advertising?



Yes
0%
No
100%
0%
25%
50%
75%
100%

"… Our clients have never asked us for hyper-local advertising, and we don't see a need with a national product. Patch may be able to get some traction through AOL, but it's really all about the reach and getting your brand out there. I don't see this changing in the future…."

– Senior advertising agency director, March 2012 [2]

STARBOARD VALUE

(1) Survey from L.E.K. Consulting. Sample size of 11 randomly-selected national advertisers.
(2) Based on interviews conducted by L.E.K. Consulting.

We believe additional surveys confirm that national advertisers do not value Patch

In order to provide shareholders with a more comprehensive analysis of the value of Patch to national advertisers, we engaged L.E.K. to conduct additional surveys of national advertisers.

- L.E.K. contacted 19 additional randomly-selected national advertisers to increase the total sample size to 30 national advertisers.
- Based on the results of the complete survey, **not a single one of the 30 randomly-selected national advertisers stated that they value an ad on Patch more than any other form of broad-based Display advertising.**

National Advertiser Survey Results (1)

Do national advertisers value a Display ad on Patch more than any other form of broad-based display advertising?



Yes
0%
No
100%
0%
25%
50%
75%
100%

"The consensus on hyper-local in the company is that, generally speaking, we have products that are sold nationwide; therefore, our communications efforts must effectively and efficiently reach that audience. Hyper-local typically sacrifices the latter for the former. Hyper-local just isn't as efficient and would be too expensive."

– Digital marketing manager, May 2012 (2)



STARBOARD VALUE

(1) Survey from L.E.K. Consulting. Sample size of 30 randomly-selected national advertisers.
(2) Based on interviews conducted by L.E.K. Consulting.

So, is Patch a viable business model?

Below are Patch's rate card prices to advertise on its homepage and its internal pages.[1]


Homepage Options
Homepage A
Homepage B
Leaderboard
$560
Slot 1
$300
YourTownPatch
National
$710
BTF Slot 2
$460
Leaderboard
$560
Slot 1
$300
YourTownPatch
National
$946
BTF Slot 2
$460


Internal Page Options
Internal Page A
Internal Page B
Leaderboard
$2,400
Slot 1
$1,680
YourTownPatch
Slot 7
$75
National
$2,400
BTF Slot 2
$2,000
Slot 3
$1,200
Slot 4
$1,400
Slot 5
$560
Leaderboard
$2,400
Slot 1
$1,680
YourTownPatch
Slot 7
$75
National
$2,961
BTF Slot 2
$2,000
Slot 4
$1,400


STARBOARD VALUE

(1) Rate card dated Q4 2011 sourced from a Business Insider article published on February 23, 2012.

We do not believe Patch is a viable business model

Even at AOL's target revenue model of selling 80% of ad slots to local advertisers near rate card pricing, we estimate that Patch would still lose approximately $20 million to $60 million per year.(1)

- Patch is currently selling less than 20% of its ads to local advertisers, which is far below its 80% target.(2) Further, AOL is selling these ads at a discount to rate card.
- Even if Patch was able to increase local full fee ad slot sales to 80%, which we believe is highly unrealistic, the business would still lose money based on our estimates.

Patch P&L, Target Case[1]	Monthly (Per Patch)	Annual (Per Patch)	Annual (All Patches)
Number of Patches			863
Revenue			
Total Homepage Display Ad Revenue	1,544	18,528	15,989,885
Total Internal Display Ad Revenue	8,858	106,294	91,732,101
Business Listings	287	3,443	2,971,722
Total	**10,689**	**128,266**	**110,693,707**
Expenses [3]			
Total - Base Case Expenses	**16,667**	**200,000**	**172,600,000**
Total - Low Case Expenses	**12,500**	**150,000**	**129,450,000**
Operating Loss - Base Case Expenses	**(5,978)**	**(71,734)**	**(61,906,293)**
Operating Loss - Low Case Expenses	**(1,811)**	**(21,734)**	**(18,756,293)**

"…on the monetization of Patch… I would just say when we started the product in general, we started it without monetization in mind…." – CEO Tim Armstrong, 2Q10 conference call, 8/4/10

(1) Based on a targeted revenue model of 80% of Patch's ad slots being filled by local advertisers per interviews conducted by L.E.K. Consulting. Assumes a 7% discount to rate card pricing and a 100% sell-through rate. Uses Patch rate card dated Q4 2011 sourced from a Business Insider article published on February 23, 2012. Calculated as the product of discounted monthly rate card price, sell-through rate, and 80% local volume share. Assumes 863 Patches. Includes additional revenue from business / feature listings based on the average number of business / feature listings per Patch as sourced from L.E.K. Consulting's analysis of individual Patches.
(2) Based on interviews conducted by L.E.K. Consulting.
(3) On November 2, 2011 at an investor conference hosted by UBS, CEO Tim Armstrong stated that Patch costs, "$150,000 to $200,000 per town to run…."


STARBOARD VALUE

AOL's recently issued revenue guidance of $40-50 million per year in Patch is not satisfactory

At a revenue run rate of $40-50 million per year, we estimate that Patch would still lose approximately $79 million to $133 million per year.

Patch P&L at $40-50 Million of Revenue[1] *($ in millions)*

	Low	**High**
Annual Revenue	$40.0	$50.0
Base Case Expenses	172.6	172.6
Low Case Expenses	128.5	128.5
Operating Loss - Base Case Expenses	**(132.6)**	**(122.6)**
Operating Loss - Low Case Expenses	**(88.5)**	**(78.5)**

"I hope we can get over $40 million this year in Patch."
– CEO Tim Armstrong, 1Q12 conference call, 5/9/12 (emphasis added)



STARBOARD VALUE

(1) Starboard Value estimates assume $40-50 million of revenue in 2012 per company guidance on Q1 2012 conference call on May 9, 2012. Our cost estimates for Patch are based on the following statement by CEO Tim Armstrong on November 2, 2011 at an investor conference hosted by UBS, where he stated that Patch costs "$150,000 to $200,000 per town to run…."

We also question how much of Patch's revenue is actually derived from demand for Patch

Introducing VON VONNI:

- VON VONNI is an online retailer that sells women's clothing.
- According to VON VONNI's customer service department, it has no physical retail stores.
- While we have not spoken directly to someone in VON VONNI's advertising department, we would expect that this business, like similar businesses that have no local physical retail stores, would desire a broad reach for advertising rather than hyper-local targeting.
- It would therefore make sense that VON VONNI ads would appear on AOL.com, as shown below, given the broad demographic and reach from the site.

AOL.com Shopping



Aol Shopping.
Welcome, GUEST
Create an Account
Sign In
WOMEN
MEN
KIDS
ELECTRONICS
LIVING
BLOG
Search here
BRANDS
HANDBAGS
SHOES
BEAUTY
JEWELRY
CAMERAS
COMPUTERS
APPLIANCES
CLOTHING
All Clothing
Accessories
Bridal
Denim
Dresses
Intimates
Jackets
Jewelry
Maternity
Outerwear
Main > Womens Clothes
View 30 items
View 62 items
NIXON
Nixon The Camden Watch
$250
THEORY
Patanian R Ribbed Terry Dress
$245
VON VONNI
SAVE 20% with code SPRING20
Free Shipping on all Orders
For a Limited Time
SHOP NOW

STARBOARD VALUE

Source: Company websites.

AOL appears to be pushing ads to Patch that could have been used on other AOL properties to inflate Patch revenue and justify continued investment



AOL.com Shopping
Celedonia Wisconsin Patch
Taylors South Carolina Patch
Bethwood Connecticut Patch
Ankeny Iowa Patch
Northfield Minnesota Patch
VON VONNI

Source: Company websites.

STARBOARD VALUE

A strategy of "hope" for Patch is not acceptable

- On the Q1 2012 earnings call, Tim Armstrong stated that he "hopes" AOL can achieve over $40 million of revenue at Patch in 2012.[1]
  - Even at that revenue level, we estimate Patch will still lose approximately $79 million to $133 million per year.[1]
- We seriously question whether AOL is pushing ads to Patch that could otherwise be used on any other AOL property in an effort to inflate Patch revenue to justify continued investment.
- We do not believe Patch can achieve its recently committed goal of "run rate profitability by the end of 2013." [2]
  - This optimistic outlook still results in Patch losing an approximately $150 million or more between now and the end of 2013.[3]
- Even at Patch's targeted revenue model of selling 80% of ad slots to local advertisers, we estimate Patch would still lose between approximately $20 million and $60 million per year. [4]
- Further, how can profitability at Patch be achievable when:
  - Only approximately 20% of ad placements on Patch are filled by local advertisers?[5]
  - 70% of local advertisers do not renew their contracts?[5]
  - National advertisers do not value Patch?[5]

We do not believe Patch is a viable business model.

We do not believe the recent commitment to achieve profitability by the end of 2013 is realistic. We believe it is merely a tactic to attempt to gain support for Patch without any financial analysis to support it.

(1) Starboard Value estimates assume $40-50 million of revenue in 2012 per company guidance on Q1 2012 conference call on May 9, 2012. Our cost estimates for Patch are based on the following statement by CEO Tim Armstrong on November 2, 2011 at an investor conference hosted by UBS, where he stated that Patch costs "$150,000 to $200,000 per town to run…."
(2) On May 9, 2012, CEO Tim Armstrong stated on the Q1 2012 conference call that "we will bring Patch to run rate profitability by the end of 2013…."
(3) Starboard Value estimates assume $40-50 million of revenue in 2012 per company guidance on Q1 2012 conference call on May 9, 2012. Our cost estimates for Patch are based on the following statement by CEO Tim Armstrong on November 2, 2011 at an investor conference hosted by UBS, where he stated that Patch costs "$150,000 to $200,000 per town to run…." In addition, in a report published on May 10, 2012, Barclays estimates that Patch will lose $158 million between 2012 and 2013.
(4) Based on a targeted revenue model of 80% of Patch's ad slots being filled by local advertisers per interviews conducted by L.E.K. Consulting. Assumes a 7% discount to rate card pricing and a 100% sell-through rate. Uses Patch rate card dated Q4 2011 sourced from a Business Insider article published on February 23, 2012. Calculated as the product of discounted monthly rate card price, sell-through rate, and 80% local volume share. Assumes 863 Patches. Includes additional revenue from business / feature listings based on the average number of business / feature listings per Patch as sourced from L.E.K. Consulting's analysis of individual Patches. Our cost estimates for Patch are based on the following statement by CEO Tim Armstrong on November 2, 2011 at an investor conference hosted by UBS, where he stated that Patch costs "$150,000 to $200,000 per town to run…."
(5) Based on interviews conducted by L.E.K. Consulting.


STARBOARD VALUE

We believe losses in the Display business must be analyzed independently

We believe losses in each of the Display businesses are unacceptable and, in our view, must be independently analyzed by the Board immediately

- As we have highlighted, we believe AOL is currently losing over $500 million in its Display business, including losses of approximately $150 million in Patch alone.(1)
- However, rather than analyzing the losses in the Display business with an open mind, and taking action to specifically address these losses, we believe AOL is instead attempting to conceal these losses by arguing that AOL's search business is dependent on the Company's Display business and, therefore, its losses should not be viewed separately from the rest of AOL's businesses.
- To be clear, we believe that AOL's decision to invest in each of its Display businesses, including Patch, should be analyzed separately from Search and the rest of AOL's other businesses.

However, even if the Display and Search businesses were included together, we estimate that combined business would still be losing almost $300 million on revenue of $931 million.(1)

CY 2011 Display Operating Performance (1) *($ in millions)*

	Revenue	Adjusted EBITDA	Adj. EBITDA Margin
Display	$573	($545)	-95%
Display + Search	$931	($285)	-31%

(1) Segment revenue figures other than Patch are from Company filings. Disaggregated segment EBITDA figures are based on Starboard Value estimates derived from assumptions including: EBITDA margins of 80% for the Access business, 73% for Search, 5.5% for Advertising Network, and 10% for the Company's Other business. These values are derived from conversations with the Company, competitors, industry consultants, Wall Street research analysts, and Starboard Value internal estimates. By subtracting our Access, Search, Advertising, and other segment EBITDA estimates from reported consolidated EBITDA, we are able to back into estimated Display EBITDA losses. For Patch, we arrived at our revenue estimate of $13 million in 2011 by making certain assumptions based on disclosure provided by the Company on its fourth quarter 2011 earnings call on February 1, 2012. Specifically, the Company stated that: "Ending Q1 2011, there were 33 Patches that had above $2,000 per month in revenue. Ending Q4 2011, there were 401 Patches above $2,000 per month in revenue…." We arrived at our cost estimates for Patch of $160 million in 2011 based on the following statement by the Company's Chief Financial Officer at the AOL Investor Day on June 16, 2011: "… we're going to spend $160 million a year this year on Patch…." Further, in a research report published on May 10, 2012, Barclays estimated that Patch generated EBITDA losses of $151 million in 2011.


STARBOARD VALUE

AOL's owned content properties do not drive search on AOL.com

- **AOL generates the vast majority of its search revenue from AOL.com.**
- **However, based on our analysis of industry data on visits to AOL.com, less than 2% of visits are originated from AOL's other owned content properties.[1]**
- **Instead, the majority of users visiting AOL.com are sourced directly from AOL's access customers or from users going directly to AOL.com for purposes such as email.[1]**


Search
Access
AOL Mail
Other Direct Entry (2)
Aol.
AOL Owned Content Properties
Drive less than 2% of visits (1)

We believe that Search is actually more closely linked to Access, AOL.com, and AOL Mail than the rest of AOL's owned content properties in its Display segment.

STARBOARD VALUE

(1) Compete, Inc. traffic data as of March 2012. AOL owned content properties include all of AOL's owned content properties, excluding AOL.com. Compete, Inc. visits defined as 30-minute increments.
(2) Includes traffic from search engines and other internet sites not owned by AOL, Inc.

Patch certainly does not drive search on AOL.com

- As a local community website, Patch is used as a destination to learn about specific community news and events.
- AOL.com, on the other hand, provides mostly national news as well as information within targeted verticals, such as Entertainment, Finance, and Technology.
- As a result, only 0.02% of visits to AOL.com are driven from Patch.[1]


Search
Aol.
Patch
Drives 0.02% of visits (1)

Patch clearly does not drive search traffic and needs to be viewed independently from AOL's other businesses.

(1) Compete, Inc. traffic data as of March 2012. Compete, Inc. visits defined as 30-minute increments.

We seriously question whether owning content actually improves Search

We believe engagement may drive search, yet owning and producing content in-house does not necessarily drive engagement.

- Prior to the acquisition of The Huffington Post by AOL in March 2011, The Huffington Post outsourced a significant portion of its content production.
- Yet, users of The Huffington Post, prior to AOL's acquisition, actually had a higher length of stay than AOL.com does today, even though AOL produces most of its own content.
- The longer users stay on a website, the more engaged they are, and the more likely they may be to search.

Length of Stay on Website [1]



(Minutes)
8
7
6
5
6:52
7:45
AOL.com
Huffington Post (pre-acquisition with outsourced content model)

Prior to its acquisition by AOL, The Huffington Post was able to drive better engagement than AOL does today, even though it outsourced a significant portion of its content.

How, then, can AOL argue that it needs to produce most of its own content to generate higher user engagement levels in order to drive Search?

(1) Compete, Inc. length of stay data for AOL.com as of March 2012 and The Huffington Post as of January 2011, the month prior to the acquisition announcement by AOL.

STARBOARD VALUE

Why would AOL users reading outsourced, un-owned sports content on AOL.com be less interested in search on AOL's toolbar?

Why would AOL users reading sports on AOL.com be any less interested in searching on AOL.com's toolbar simply because AOL does not own its sports content?



SPORTS NEWS
Legendary Pitcher Injures Knee, Career May Be Over
LeBron Leads Heat to Verge of Advancing
Star Defensive End Involved in Rollover Crash
ESPN Analyst Leaves to Accept Coaching Job
Defending NBA Champions on the Ropes
Watch: Funniest Postgame Conference Ever?
'Sports Guy' Withdraws MVP Vote Over Conflict
More Sports News
SportingNews
MLB
Home NFL MLB NBA NHL NCAAF NCAAB NASCAR Soccer FANHOUSE
MLB Home News Fantasy Video Scores Schedule Standings Statistics Teams Players
FIND THE RIDING MOWER THAT'S RIGHT FOR YOU
Mariano Rivera injury: If this is the end, he deserved better

We believe AOL has already proven through outsourcing Sports, Health, and Real Estate Listings, that it does not need to own and produce all of its content to maintain engagement with users in an effort to drive Search.

IMPORTANTLY, this does not mean AOL should not own content, but rather that choosing to own content is an independent decision from Search and needs to have a path to profitability in its own right.

Source: Company websites.

STARBOARD VALUE

What actually drives search on AOL.com?

"If you look at where search comes from on the AOL properties, majority of it comes from the homepage client and from AOL.com."

– CEO Tim Armstrong, 2Q10 conference call, 8/4/10

"… AOL's search business is intimately linked to the Access business. Content isn't driving search – it's people who use AOL software. Current and former Access and AIM users. AOL tried a lot of things to get more users from other sites to use Search, but nothing worked, it was fairly disappointing …."

– Former senior AOL employee, March 2012 (1)

(1) Based on interviews conducted by L.E.K. Consulting.

We believe any decision to invest in Display should be viewed independently

We believe AOL's decision to continue to invest in each of its Display businesses should be viewed by the Board entirely independent from the rest of AOL's businesses, particularly given its massive losses.[1,2]

CY 2011 Operating Performance [1,2]			*($ in millions)*
	Revenue	**Adjusted EBITDA**	**Adj. EBITDA Margin**
Access	$803	$643	80%
Search	357	261	73%
Advertising Network	384	21	6%
Display - Free Premium Content	**560**	**(398)**	**-71%**
Display - Patch	**13**	**(147)**	**-1131%**
Other	85	8	10%
Total	**$2,202**	**$388**	**18%**
Total (excluding Display)	**$1,629**	**$933**	**57%**

How can the Board justify continuing to lose over $500 million in its Display business?[3]

(1) Segment revenue figures are from Company filings. Segment EBITDA figures are based on Starboard Value estimates derived from assumptions including: EBITDA margins of 80% for the Access business, 73% for Search, 5.5% for Advertising Network, and 10% for the Company's Other business. These values are derived from conversations with the Company, competitors, industry consultants, Wall Street research analysts, and Starboard Value internal estimates. By subtracting our Access, Search, Advertising, and other segment EBITDA estimates from reported consolidated EBITDA, we are able to back into estimated Display EBITDA losses.

(2) For Patch, we arrived at our revenue estimate of $13 million in 2011 by making certain assumptions based on disclosure provided by the Company on its fourth quarter 2011 earnings call on February 1, 2012. Specifically, the Company stated that: "Ending Q1 2011, there were 33 Patches that had above $2,000 per month in revenue. Ending Q4 2011, there were 401 Patches above $2,000 per month in revenue…." We arrived at our cost estimates for Patch of $160 million in 2011 based on the following statement by the Company's Chief Financial Officer at the AOL Investor Day on June 16, 2011: "… we're going to spend $160 million a year this year on Patch…." Further, in a research report published on May 10, 2012, Barclays estimated that Patch generated EBITDA losses of $151 million in 2011.

(3) In a research report published on May 10, 2012, Barclays estimated that AOL's Display business generated EBITDA losses of $527.4 million and that Patch generated EBITDA losses of $151 million in 2011. In a research report published on February 1, 2012, RBC Capital Markets estimated that AOL's Display business generated EBITDA losses of $536.3 million in 2011.


STARBOARD VALUE

We have serious concerns with AOL’s executive compensation practices

Starboard hired a leading independent compensation consulting firm to analyze AOL's Peer Group and compensation practices

Key findings include:

- ***"AOL's existing peer group, which serves as the foundation for benchmarking executive compensation, consists of companies that are too large."***[1]
  - Over 80% of the companies in AOL's 2011 peer group have market caps greater than 2 times AOL's market cap.[2,3]
- As a result, the independent compensation consulting firm constructed an "Independent Peer Group" for AOL that they believe more accurately reflects the reality of AOL's business in terms of scope and scale.
- Relative to the Independent Peer Group, the compensation consulting firm determined that:
  - ***"AOL's short term pay is significantly misaligned with performance."***[1]
  - ***"AOL's actual total compensation is high as a percentage of EBITDA in relation to peers."***[1]
  - ***"AOL's CEO and CFO have realized significant value in terms of restricted stock vesting in the past two years while shareholders experienced a decline in the stock price."***[1]


STARBOARD VALUE

(1) A leading independent compensation consulting firm that Starboard engaged to analyze AOL's compensation practices.
(2) Market caps based on 200-day average price for the period ending December 1, 2011, based on data from Capital IQ and in line with ISS comparison group construction guidelines.
(3) AOL 2011 Proxy Peer Group: ADBE, CA, CRM, DISCA, EA, GCI, GOOG, IACI, IPG, INTU, MSFT, NFLX, NYT, NWSA, PCLN, SYMC, TWC, and YHOO.

Leading independent proxy advisory firms have also expressed serious concerns with AOL's Peer Group and compensation practices

- AOL has consistently compared itself to some of the world's largest companies, many of which seem to not only be outside of the range recommended by these leading independent proxy advisory firms, but also appear not to be comparable businesses.
- In fact, 95% of the companies AOL selected for its 2010 Peer Group do not fit within the peer group guidelines of both ISS and Glass Lewis.[1,2]
- Even after Glass Lewis stated that 80% of AOL's 2010 Peer Group was outside of its recommended market cap range,[3] AOL has failed to make the appropriate changes.
- In fact, 89% of the companies AOL selected for its 2011 Peer Group still do not fit within the peer group guidelines of both ISS and Glass Lewis.[1,3,4]

ISS has raised serious concerns regarding AOL's pay for performance practices.[5]

Glass Lewis has rated AOL's compensation program structure as "Poor."[3]

Immediate action must be taken to address these serious issues.

(1) Based on ISS guidelines for companies in a peer group to be within a range of 0.2-5.0x the market cap and 0.45-2.1x the revenue of a target company, and Glass Lewis guidelines for companies in a peer group to be within a range of 0.5-2.0x the market cap of the target company. ISS guidelines sourced from ISS report published on February 17,2012 entitled "Evaluating Pay for Performance Alignment: ISS' Qualitative and Quantitative Approach." Glass Lewis guidelines sourced from 2011 Glass Lewis proxy paper on AOL. Market caps based on 200-day average price for the most recent fiscal period ending December 1, a methodology in line with ISS comparison group construction guidelines.
(2) AOL 2010 Proxy Peer Group: ADBE, AMZN, AAPL, CA, CMCSA, DRIV, EBAY, EA, GOOG, IACI, IPG, INTU, MFE, MSFT, NWSA, OMC, RNWK, SYMC, VCLK, and YHOO.
(3) 2011 Glass Lewis proxy paper on AOL.
(4) AOL 2011 Proxy Peer Group: ADBE, CA, CRM, DISCA, EA, GCI, GOOG, IACI, IPG, INTU, MSFT, NFLX, NYT, NWSA, PCLN, SYMC, TWC, and YHOO.
(5) 2010 ISS report on AOL.


STARBOARD VALUE

ISS has raised serious concerns about AOL's pay for performance practices

- In 2010, ISS cited concerns with the Compensation Committee's decision to approve bonus payments despite missing performance targets.
- ISS recommended shareholders vote against the members of the compensation committee of the Board at the 2010 annual meeting.

Excerpt from 2010 ISS Report:

- "ISS continues to have concerns with the Compensation Committee's decision to approve bonus payments at 110 percent of target when the company failed to achieve the minimum performance goals for operating income before depreciation and amortization and free cash flow."
- "Such practices deviate from a pay for performance philosophy, especially when above target payments are made."



RiskMetrics Group
The Center for the Financial Community

ISS Proxy Advisory Services
USA

AOL Inc.

Research Analysts
Vittorio Lara
usresearch@riskmetrics.com

Ticker: AOL | Index: S&P 400 | Sector: Internet Software & Services | GICS:45101010
Meeting Type: Annual | Meeting Date: 29 April 2010 | Record Date: 4 March 2010 |
State of Incorporation: Delaware | Meeting ID: 562622

Proxy Alert — 23 April 2010

Agenda and Recommendations — United States Policy

Item	Code	Proposal	Mgt. Rec.	ISS Rec.	Focus
Management Proposals					
1	M0201	Elect Director Tim Armstrong	FOR	FOR	
2	M0201	Elect Director Richard Dalzell	FOR	AGAINST	❖
3	M0201	Elect Director Karen Dykstra	FOR	FOR	
4	M0201	Elect Director William Hambrecht	FOR	FOR	
5	M0201	Elect Director Susan Lyne	FOR	AGAINST	❖
6	M0201	Elect Director Patricia Mitchell	FOR	FOR	
7	M0201	Elect Director Michael Powell	FOR	FOR	
8	M0201	Elect Director Fredric Reynolds	FOR	FOR	
9	M0201	Elect Director James Stengel	FOR	AGAINST	❖
10	M0201	Elect Director James Wiatt	FOR	FOR	

ISS recommended shareholders vote against three incumbent AOL Board members, including James Stengel, who is Chair of AOL's Compensation Committee and one of the directors we are challenging.


STARBOARD VALUE

Glass Lewis rated AOL's compensation program structure as "Poor"

- In 2011, the structure of AOL's compensation program was rated "Poor" by Glass Lewis.
- Specifically, Glass Lewis noted several concerns, including: (1) no performance-based long-term incentive awards; (2) an excessively large peer group to measure compensation against; (3) new employment contracts; and (4) excessive sign-on payments for new executives.

Excerpts from Glass Lewis 2011 AOL Proxy Paper:

- "The Company does not utilize an objective, formula-based approach to setting long-term executive compensation levels. Rather, the compensation committee determines equity grant amounts on a purely discretionary basis."
- **"A company's choice of peer group can have a significant impact on the size and structure of compensation. Shareholders need to be satisfied that the peer group is appropriate and not cherry-picked for the purpose of justifying or inflating pay. In general, we believe a peer group should range from 0.5-2.0 times the market capitalization of the Company. In this case, Glass Lewis has identified 16 peers outside this range, which represents approximately 80% of the peer group."**
- "The Company has entered into new employment contracts with executives in the past year. We believe this is unnecessary and contrary to best market practice."
- "In the past fiscal year, the Company has recruited an executive from outside the firm, granting a sign-on payment that, in Glass Lewis' opinion, may be excessive. We believe shareholders should question the nature of this payment and if it is the best use of the Company's capital."


GLASS LEWIS & Co.

PROXY PAPER

AOL Inc.
NYSE: AOL
Industry: Computer Services
Meeting Date: May 25, 2011
Record Date: March 30, 2011

Proposal 3.00: Advisory Vote on Executive Compensation

Lead Analysts
Jack Ferdon, jferdon@glasslewis.com
David Eaton, deaton@glasslewis.com

Glass Lewis Ratings

Structure	Disclosure
Poor	Fair

Pay for Performance Grades

2008	2009	2010
N/A	N/A	N/A

2011 ANNUAL MEETING

We believe determining the right peer group is critical because it represents the foundation upon which compensation planning and relative performance is measured

ISS Best Practices on Peer Group:

Commentary (1)

- *"Comparison groups are intended…to help evaluate the alignment of executive pay and company performance that results from a board of directors' pay decisions over time."*
- ***"a preponderance of self-selected peers that are larger than the subject company may drive up compensation without regard to performance."***

Guidelines (1)

- Revenues between 0.45x and 2.1x peer group
- Market cap between 0.2x and 5.0x peer group

Glass Lewis Best Practices on Peer Group:

Commentary (2)

- *"A company's choice of peer group can have a significant impact on the size and structure of compensation."*
- ***"Shareholders need to be satisfied that the peer group is appropriate and not cherry-picked for the purpose of justifying or inflating pay."***

Guidelines (2)

- Market cap between 0.5x and 2.0x peer group


STARBOARD VALUE

(1) ISS report published on February 17,2012 entitled "Evaluating Pay for Performance Alignment: ISS' Qualitative and Quantitative Approach."
(2) 2011 Glass Lewis proxy paper on AOL.

AOL's 2010 Peer Group selection violated ISS and Glass Lewis guidelines

- AOL's 2010 Peer Group for compensation purposes was made up of companies with market caps and revenue that were on average 18.3x and 7.0x greater than AOL's, respectively.[1]
- Further, only 1 of the 20 companies in AOL's 2010 Peer Group fell within both ISS and Glass Lewis guidelines.[1,2]

Revenue

$75,000

$6,000

$4,000

$2,000

$0

ISS Guidelines

Glass Lewis Guidelines

amazon.com

Comcast

Google

News Corporation

Microsoft

OmnicomGroup

ebay

IPG

Symantec

YAHOO!

ca

INTUIT

Adobe

EA

Aol.

McAfee

IAC

ValueClick

Digital River

realnetworks

$0 $5,000 $10,000 $15,000 $250,000

Market Cap

AOL 2010 Peer Group:

	Multiple of AOL's Market Cap	Multiple of AOL's Revenue
Mean	**18.3x**	**7.0x**
Median	**4.9x**	**2.6x**
ISS Guidelines	0.2x to 5.0x	0.45x to 2.1x
Glass Lewis Guidelines	0.5x to 2.0x	

"Shareholders need to be satisfied that the peer group is appropriate and not cherry-picked for the purpose of justifying or inflating pay." *– Glass Lewis 2011 proxy paper on AOL*

(1) AOL 2010 Proxy Peer Group: ADBE, AMZN, AAPL, CA, CMCSA, DRIV, EBAY, EA, GOOG, IACI, IPG, INTU, MFE, MSFT, NWSA, OMC, RNWK, SYMC, VCLK, and YHOO.
(2) Based on ISS guidelines for companies in a peer group to be within a range of 0.2-5.0x the market cap and 0.45-2.1x the revenue of a target company, and Glass Lewis guidelines for companies in a peer group to be within a range of 0.5-2.0x the market cap of the target company. ISS guidelines sourced from ISS report published on February 17,2012 entitled "Evaluating Pay for Performance Alignment: ISS' Qualitative and Quantitative Approach." Glass Lewis guidelines sourced from 2011 Glass Lewis proxy paper on AOL. Market caps based on 200-day average price for the most recent fiscal period ending December 1, a methodology in line with ISS comparison group construction guidelines.
Source: Data from Capital IQ.


STARBOARD VALUE

95% of the companies AOL selected for its 2010 Peer Group do not fall within the peer group guidelines of both ISS and Glass Lewis

AOL 2010 Peer Group (1)	Multiple of AOL Market Cap (2)	Multiple of AOL Revenue	Within ISS Recommended Guideline?(3)	Within Glass Lewis Recommended Guideline?(3)
Apple	94.25x	31.56x	**NO**	**NO**
Microsoft	91.43x	27.60x	**NO**	**NO**
Google	66.07x	12.13x	**NO**	**NO**
Amazon.com	24.20x	14.15x	**NO**	**NO**
Comcast	20.20x	15.70x	**NO**	**NO**
News Corp.	14.91x	13.69x	**NO**	**NO**
eBay	12.54x	3.79x	**NO**	**NO**
Yahoo!	8.34x	2.62x	**NO**	**NO**
Adobe Systems	6.37x	1.57x	**NO**	**NO**
Intuit Inc.	4.90x	1.47x	**Yes**	**NO**
Symantec Corporation	4.87x	2.50x	**NO**	**NO**
Omnicom Group	4.74x	5.19x	**NO**	**NO**
CA Technologies	4.32x	1.78x	Yes	**NO**
McAfee	2.47x	0.85x	Yes	**NO**
Electronic Arts	2.17x	1.44x	Yes	**NO**
The Interpublic Group	1.72x	2.69x	**NO**	Yes
IAC/InterActiveCorp.	1.04x	0.68x	Yes	Yes
Digital River	0.47x	0.15x	**NO**	**NO**
ValueClick	0.37x	0.18x	**NO**	**NO**
RealNetworks	0.20x	0.17x	**NO**	**NO**
Mean	**18.28x**	**7.00x**	**NO**	**NO**
Median	**4.89x**	**2.56x**	**NO**	**NO**

(1) AOL 2010 Proxy Peer Group: ADBE, AMZN, AAPL, CA, CMCSA, DRIV, EBAY, EA, GOOG, IACI, IPG, INTU, MFE, MSFT, NWSA, OMC, RNWK, SYMC, VCLK, and YHOO.
(2) Market caps based on 200-day average price for the most recent fiscal period ending December 1, a methodology in line with ISS comparison group construction guidelines.
(3) Based on ISS guidelines for companies in a peer group to be within a range of 0.2-5.0x the market cap and 0.45-2.1x the revenue of a target company, and Glass Lewis guidelines for companies in a peer group to be within a range of 0.5-2.0x the market cap of the target company. ISS guidelines sourced from ISS report published on February 17,2012 entitled "Evaluating Pay for Performance Alignment: ISS' Qualitative and Quantitative Approach." Glass Lewis guidelines sourced from 2011 Glass Lewis proxy paper on AOL.
Source: Data from Capital IQ.

STARBOARD VALUE℠

AOL’s 2010 Peer Group included some of the world’s largest companies

AOL’s compensation peer group even included some of the largest companies in the world, such as Apple, Microsoft, and Google, whose market caps ranged from 66 to 94 times larger than AOL’s.

Select Companies from AOL’s 2010 Peer Group [1,2,3]

	Market Cap	Revenue	EBITDA	Notes
Apple	$238,942	$76,283	$22,613	Computer hardware/software, one of the world's largest companies by market cap
AOL	2,535	2,417	745	
Multiple of AOL	**94.2x**	**31.6x**	**30.4x**	
Microsoft	$231,809	$66,690	$29,523	Systems software, one of the world's largest companies by market cap
AOL	2,535	2,417	745	
Multiple of AOL	**91.4x**	**27.6x**	**39.6x**	
Google	$167,503	$29,321	$11,777	Search engine, one of the world's largest companies by market cap
AOL	2,535	2,417	745	
Multiple of AOL	**66.1x**	**12.1x**	**15.8x**	

Apple, Microsoft, and Google, as well as other companies included in AOL’s 2010 Peer Group, are clearly not peers of AOL in terms of scope or scale of the business.

So why does the Board believe AOL should be compared to the world’s largest companies for purposes of compensation?

(1) AOL 2010 Proxy Peer Group: ADBE, AMZN, AAPL, CA, CMCSA, DRIV, EBAY, EA, GOOG, IACI, IPG, INTU, MFE, MSFT, NWSA, OMC, RNWK, SYMC, VCLK, and YHOO.
(2) Market caps based on 200-day average price for the most recent fiscal period ending December 1, a methodology in line with ISS comparison group construction guidelines. ISS guidelines sourced from ISS report published on February 17,2012 entitled “Evaluating Pay for Performance Alignment: ISS’ Qualitative and Quantitative Approach.”
(3) EBITDA calculated as operating income before interest, taxes, depreciation, and amortization. EBITDA calculated using the same method for AOL and all Independent Peer Group companies. Note that, for reporting purposes, AOL calculates adjusted EBITDA differently than peers.
Source: Data from Capital IQ.


STARBOARD VALUE

In 2011, Glass Lewis commented that 80% of AOL's 2010 Peer Group was outside of its recommended market cap range

"…we believe a peer group should range from 0.5 to 2 times the market capitalization of the Company. In this case, Glass Lewis has identified 16 peers outside this range, which represents approximately 80% of the peer group." *– 2011 Glass Lewis proxy paper on AOL*

"Shareholders need to be satisfied that the peer group is appropriate and not cherry-picked for the purpose of justifying or inflating pay." *– 2011 Glass Lewis proxy paper on AOL*

Despite concerns expressed by ISS and Glass Lewis on compensation, AOL's 2011 Peer Group selection still violates best practices

- AOL changed its Peer Group in 2011, yet it was comprised of companies with average market caps and revenue that were 19.1x and 5.6x greater than AOL's, respectively, which were even higher than the comparable 2010 metrics.[1]
- Further, only 2 of the 18 companies in AOL's peer group fell within both ISS and Glass Lewis best practices.[1,2]

Revenue
$75,000
$6,000
$4,000
$2,000
$0
$0
$5,000
$10,000
$15,000
$250,000
Market Cap
ISS Guidelines
Glass Lewis Guidelines
Microsoft
News Corporation
Time Warner Cable
Google
priceline.com
IPG
Symantec
GANNETT
YAHOO!
ca
Adobe
Discovery COMMUNICATIONS
intuit
EA
NETFLIX
The New York Times
Aol.
IAC
salesforce

AOL 2011 Peer Group:

	Multiple of AOL's Market Cap	Multiple of AOL's Revenue
Mean	**19.1x**	**5.6x**
Median	**8.3x**	**2.1x**
ISS Guidelines	0.2x to 5.0x	0.45x to 2.1x
Glass Lewis Guidelines	0.5x to 2.0x	

The changes AOL made to its peer group in 2011 have done nothing, in our view, to address the concerns of either ISS or Glass Lewis.

(1) AOL 2011 Proxy Peer Group: ADBE, CA, CRM, DISCA, EA, GCI, GOOG, IACI, IPG, INTU, MSFT, NFLX, NYT, NWSA, PCLN, SYMC, TWC, and YHOO.
(2) Based on ISS guidelines for companies in a peer group to be within a range of 0.2-5.0x the market cap and 0.45-2.1x the revenue of a target company, and Glass Lewis guidelines for companies in a peer group to be within a range of 0.5-2.0x the market cap of the target company. ISS guidelines sourced from ISS report published on February 17,2012 entitled "Evaluating Pay for Performance Alignment: ISS' Qualitative and Quantitative Approach." Glass Lewis guidelines sourced from 2011 Glass Lewis proxy paper on AOL. Market caps based on 200-day average price for the most recent fiscal period ending December 1, a methodology in line with ISS comparison group construction guidelines.
Source: Data from Capital IQ.


STARBOARD VALUE

89% of the companies AOL selected for its 2011 Peer Group do not fall within the peer group guidelines of both ISS and Glass Lewis

AOL 2011 Peer Group [1]	Multiple of AOL Market Cap [2]	Multiple of AOL Revenue	Within ISS Recommended Guideline?[1]	Within Glass Lewis Recommended Guideline?[3]
Microsoft	118.48x	32.72x	**NO**	**NO**
Google	97.99x	17.21x	**NO**	**NO**
News Corp.	24.09x	15.51x	**NO**	**NO**
priceline.com	13.62x	1.98x	**NO**	**NO**
Time Warner Cable	12.74x	8.93x	**NO**	**NO**
Yahoo!	10.86x	2.26x	**NO**	**NO**
salesforce.com	9.75x	1.03x	**NO**	**NO**
Discovery Communications	8.78x	1.92x	**NO**	**NO**
Intuit	8.39x	1.84x	**NO**	**NO**
Adobe Systems	8.15x	1.91x	**NO**	**NO**
Symantec Corporation	7.39x	3.05x	**NO**	**NO**
CA Technologies	6.13x	2.16x	**NO**	**NO**
Netflix	5.84x	1.46x	**NO**	**NO**
Electronic Arts	3.97x	1.76x	Yes	**NO**
The Interpublic Group	2.75x	3.19x	**NO**	**NO**
IAC/InterActiveCorp.	1.74x	0.94x	Yes	Yes
Gannett Co.	1.70x	2.38x	**NO**	Yes
The New York Times	0.64x	1.06x	Yes	Yes
Mean	**19.06x**	**5.63x**	**NO**	**NO**
Median	**8.27x**	**2.07x**	**NO**	**NO**

Only 1 of the 18 companies in AOL's 2011 peer group has a market cap below AOL's market cap and only one company has revenue barely below AOL's revenue.

(1) AOL 2011 Proxy Peer Group: ADBE, CA, CRM, DISCA, EA, GCI, GOOG, IACI, IPG, INTU, MSFT, NFLX, NYT, NWSA, PCLN, SYMC, TWC, and YHOO.
(2) Market caps based on 200-day average price for the most recent fiscal period ending December 1, a methodology in line with ISS comparison group construction guidelines.
(3) Based on ISS guidelines for companies in a peer group to be within a range of 0.2-5.0x the market cap and 0.45-2.1x the revenue of a target company, and Glass Lewis guidelines for companies in a peer group to be within a range of 0.5-2.0x the market cap of the target company. ISS guidelines sourced from ISS report published on February 17,2012 entitled "Evaluating Pay for Performance Alignment: ISS' Qualitative and Quantitative Approach." Glass Lewis guidelines sourced from 2011 Glass Lewis proxy paper on AOL.
Source: Data from Capital IQ.

STARBOARD VALUE

AOL's 2011 Peer Group still includes some of the world's largest companies

AOL's 2011 Peer Group still includes Microsoft and Google, whose market caps were 98 times and 119 times larger than AOL's in 2011.

Select Companies from AOL's 2011 Peer Group [1,2,3]

	Market Cap	Revenue	EBITDA	Notes
Microsoft	$216,624	$72,052	$29,992	Systems software, one of the world's largest companies by market cap
AOL	1,828	2,202	355	
Multiple of AOL	**118.5x**	**32.7x**	**84.6x**	
Google	$179,155	$37,905	$14,093	Search engine, one of the world's largest companies by market cap
AOL	1,828	2,202	355	
Multiple of AOL	**98.0x**	**17.2x**	**39.7x**	
News Corp.	$44,048	$34,152	$6,738	One of the world's largest diversified media companies
AOL	1,828	2,202	355	
Multiple of AOL	**24.1x**	**15.5x**	**19.0x**	

Even after the concerns expressed by Glass Lewis, AOL is still measuring compensation against some of the world's largest companies.

Why?

(1) AOL 2011 Proxy Peer Group: ADBE, CA, CRM, DISCA, EA, GCI, GOOG, IACI, IPG, INTU, MSFT, NFLX, NYT, NWSA, PCLN, SYMC, TWC, and YHOO.
(2) Market caps based on 200-day average price for the most recent fiscal period ending December 1, a methodology in line with ISS comparison group construction guidelines. ISS guidelines sourced from ISS report published on February 17,2012 entitled "Evaluating Pay for Performance Alignment: ISS' Qualitative and Quantitative Approach."
(3) EBITDA calculated as operating income before interest, taxes, depreciation, and amortization. EBITDA calculated using the same method for AOL and all Independent Peer Group companies. Note that, for reporting purposes, AOL calculates adjusted EBITDA differently than peers.
Source: Data from Capital IQ.


STARBOARD VALUE

The independent compensation consulting firm we engaged constructed a far more appropriate peer group for AOL

The independent compensation consulting firm constructed an "Independent Peer Group" for AOL that they believe more accurately reflects the reality of AOL's business in terms of scope and scale.

- The right peer group is the foundation for compensation planning and relative performance.
- **Unlike AOL's current Peer Group, the mean and median market cap and revenue of the Independent Peer Group fall within both the ISS and Glass Lewis guidelines regarding compensation peer group construction.**
- Not only do these companies have similar financial characteristics, but many of them operate in similar industries and end markets.
  - For example, AOL's Access business accounts for 36% of its total revenue and over 100% of its EBITDA.
  - Therefore, we believe it is necessary to include other similar access businesses such as EarthLink and United Online in its peer group, whereas AOL does not include either of these companies in its peer group.

Independent Peer Group for AOL (1,2,3)

	Market Cap	CY 2011 Revenue	CY 2011 EBITDA
Yahoo!	$19,855	$4,984	$1,359
The Interpublic Group	5,035	7,015	843
Clear Channel Outdoor	4,419	3,004	743
IAC/InterActiveCorp.	3,180	2,059	285
Gannett Co.	3,104	5,240	1,055
The Washington Post	3,101	4,215	594
Lamar Advertising Co.	2,482	1,133	494
WebMD Health Corp.	2,478	559	130
Ancestry.com	1,478	400	135
ValueClick	1,289	560	161
Valassis Communications	1,242	2,236	292
The New York Times	1,175	2,323	360
EarthLink	811	1,314	317
United Online	515	898	146
Total Peer Group Mean	3,583	2,567	494
Total Peer Group Median	**2,480**	**2,148**	**339**
AOL	**1,828**	**2,202**	**355**
As a multiple of AOL:			
Total Peer Group Mean	2.0x	1.2x	1.4x
Total Peer Group Median	**1.4x**	**1.0x**	**1.0x**
ISS Guidelines	0.2x to 5.0x	0.45x to 2.1x	
Glass Lewis Guidelines	0.5x to 2.0x		

On all key metrics, we believe the Independent Peer Group is far more appropriate than AOL's own inflated peer group.

Source: Data from Capital IQ.
(1) Independent Peer Group: ACOM, CCO, ELNK, CGI, IACI, IPG, LAMR, NYT, UNTD, VCI, VCLK, WBMD, WPO, and YHOO. Selected by independent compensation consulting firm engaged by Starboard.
(2) Based on ISS guidelines for companies in a peer group to be within a range of 0.2-5.0x the market cap and 0.45-2.1x the revenue of a target company, and Glass Lewis guidelines for companies in a peer group to be within a range of 0.5-2.0x the market cap of the target company. ISS guidelines sourced from ISS report published on February 17,2012 entitled "Evaluating Pay for Performance Alignment: ISS' Qualitative and Quantitative Approach." Glass Lewis guidelines sourced from 2011 Glass Lewis proxy paper on AOL. Market caps based on 200-day average price for the most recent fiscal period ending December 1, a methodology in line with ISS comparison group construction guidelines.
(3) EBITDA calculated as operating income before interest, taxes, depreciation, and amortization. EBITDA calculated using the same method for AOL and all Independent Peer Group companies. Note that, for reporting purposes, AOL calculates adjusted EBITDA differently than peers.


STARBOARD VALUE

The Independent Peer Group is comprised of companies that are similar in terms of scope and scale of the business

- The Independent Peer Group is comprised of companies with mean and median market caps of 2.0x and 1.4x of AOL's market cap, respectively, and mean and median revenue of 1.2x and 1.0x AOL's revenue.[1,2]
- These metrics fall well within the ISS and Glass Lewis guidelines.[3]



Revenue
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
$0
$5,000
$10,000
$15,000
$20,000
Market Cap
ISS Guidelines
Glass Lewis Guidelines
IPG
GANNETT
YAHOO!
The Washington Post
ClearChannel OUTDOOR
Valassis
Aol.
The New York Times
IAC
EarthLink
LAMAR
UNITED
ValueClick
WebMD
ancestry.com

Independent Peer Group:

	Multiple of AOL's Market Cap	Multiple of AOL's Revenue
Mean	**2.0x**	**1.2x**
Median	**1.4x**	**1.0x**
ISS Guidelines	0.2x to 5.0x	0.45x to 2.1x
Glass Lewis Guidelines	0.5x to 2.0x	

We believe the Independent Peer Group is an appropriate peer group for AOL, unlike the Company's current peer group.

(1) Independent Peer Group: ACOM, CCO, ELNK, CGI, IACI, IPG, LAMR, NYT, UNTD, VCI, VCLK, WBMD, WPO, and YHOO. Selected by independent compensation consulting firm engaged by Starboard.
(2) Market caps based on 200-day average price for the most recent fiscal period ending December 1, a methodology in line with ISS comparison group construction guidelines. Revenue based on calendar year 2011 results.
(3) Based on ISS guidelines for companies in a peer group to be within a range of 0.2-5.0x the market cap and 0.45-2.1x the revenue of a target company, and Glass Lewis guidelines for companies in a peer group to be within a range of 0.5-2.0x the market cap of the target company. ISS guidelines sourced from ISS report published on February 17,2012 entitled "Evaluating Pay for Performance Alignment: ISS' Qualitative and Quantitative Approach." Glass Lewis guidelines sourced from 2011 Glass Lewis proxy paper on AOL.

STARBOARD VALUE

Unlike AOL's Peer Group, the Independent Peer Group for AOL is closely aligned with ISS and Glass Lewis best practices

The Independent Peer Group's median market cap and revenue are well within both ISS and Glass Lewis guidelines.(1)

AOL Peer Groups relative to ISS and Glass Lewis Guidelines (1,2,3,4)

	Multiple of AOL's Market Cap	Multiple of AOL's Revenue	Within ISS and Glass Lewis Gudelines?
Independent Peer Group - Median	1.4x	1.0x	**YES**
AOL 2011 Peer Group - Median	8.3x	2.1x	**NO**
AOL 2010 Peer Group - Median	4.9x	2.6x	**NO**
ISS Guidelines	0.2x to 5.0x	0.45x to 2.1x	
Glass Lewis Guidelines	0.5x to 2.0x		

In addition to meeting the quantitative metrics required by ISS and Glass Lewis, the Independent Peer Group includes companies that are comparable to AOL's businesses and end markets

(1) Based on ISS guidelines for companies in a peer group to be within a range of 0.2-5.0x the market cap and 0.45-2.1x the revenue of a target company, and Glass Lewis guidelines for companies in a peer group to be within a range of 0.5-2.0x the market cap of the target company. ISS guidelines sourced from ISS report published on February 17,2012 entitled "Evaluating Pay for Performance Alignment: ISS' Qualitative and Quantitative Approach." Glass Lewis guidelines sourced from 2011 Glass Lewis proxy paper on AOL.
(2) Independent Peer Group: ACOM, CCO, ELNK, CGI, IACI, IPG, LAMR, NYT, UNTD, VCI, VCLK, WBMD, WPO, and YHOO. Selected by independent compensation consulting firm engaged by Starboard.
(3) AOL 2011 Proxy Peer Group: ADBE, CA, CRM, DISCA, EA, GCI, GOOG, IACI, IPG, INTU, MSFT, NFLX, NYT, NWSA, PCLN, SYMC, TWC, and YHOO.
(4) AOL 2010 Proxy Peer Group: ADBE, AMZN, AAPL, CA, CMCSA, DRIV, EBAY, EA, GOOG, IACI, IPG, INTU, MFE, MSFT, NWSA, OMC, RNWK, SYMC, VCLK, and YHOO.


STARBOARD VALUE

Compared to the Independent Peer Group, it appears AOL's short term pay is significantly misaligned with performance

- A significant portion of AOL's bonus compensation is based on EBITDA and free cash flow.[1]
- However, AOL's EBITDA and free cash flow growth are substantially worse than peer medians while actual bonus compensation is substantially higher than peer medians.[2,3]
  - AOL's EBITDA growth ranked lowest among its peers and free cash flow growth was near the lowest quartile, while its CEO and CFO bonus payouts ranked in the 83rd and 96th percentile compared to peers.[2,3]

CEO and CFO Bonus Payout Relative to Independent Peer Group [2.3]

	Actual Bonus Payout			
	CEO	CFO	EBITDA Growth	FCF Growth
90th Percentile	$2,903,935	$1,188,688	47.7%	28.7%
75th Percentile	$1,409,838	$566,250	30.3%	16.9%
50th Percentile	$682,050	$429,138	5.2%	-25.0%
25th Percentile	$342,500	$232,843	-6.9%	-60.3%
AOL	$2,204,000	$1,940,500	-51.8%	-57.0%
Percent Rank	83%	96%	0%	31%

"AOL's short-term pay is significantly misaligned with performance."

– A leading independent compensation consulting firm



(1) AOL proxy filed on April 20, 2012.
(2) Actual bonus payout statistics of AOL and Independent Peer Group CEO and CFO determined by independent compensation consulting firm engaged by Starboard. EBITDA calculated as operating income before interest, taxes, depreciation, and amortization. Free cash flow calculated as cash from operations less capital expenditures. Both EBITDA and free cash flow calculated using the same method for AOL and all Independent Peer Group companies. Note that, for reporting purposes, AOL calculates adjusted EBITDA and free cash flow differently than peers.
(3) Independent Peer Group: ACOM, CCO, ELNK, GCI, IACI, IPG, LAMR, NYT, UNTD VCI, VCLK, WBMD, WPO, and YHOO. Selected by independent compensation consulting firm engaged by Starboard.
Source: Compensation data from company proxy filings, financial data from S&P Insights.


STARBOARD VALUE

AOL's total cash compensation as a percentage of EBITDA is significantly higher than the Independent Peer Group

- AOL's CEO and CFO total cash compensation as a percentage of EBITDA of 1.7% is significantly higher than the Independent Peer Group median of 1.0%.[1]

CEO and CFO Total Cash Compensation as % of EBITDA [1]



3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
2.5%
2.4%
1.7%
1.2%
1.0%
1.0%
1.0%
0.9%
0.7%
0.7%
0.3%
0.3%
0.2%
IACI
UNTD
AOL
WBMD
ACOM
VCLK
VCI
IPG
ELNK
NYT
GCI
LAMR
WPO

"AOL's actual total cash compensation is high as a percentage of EBITDA in relation to peers."

– A leading independent compensation consulting firm

(1) Independent Peer Group excludes companies where the CEO departed prior to the end of the most recent fiscal year. Peer Group includes: ACOM, ELNK, GCI, IACI, IPG, LAMR, NYT, UNTD VCI, VCLK, WBMD, and WPO. Selected by independent compensation consulting firm engaged by Starboard.
(2) EBITDA calculated as operating income before interest, taxes, depreciation, and amortization. EBITDA calculated using the same method for AOL and all Independent Peer Group companies. Note that, for reporting purposes, AOL calculates adjusted EBITDA differently than peers.
Source: Compensation data from company proxy filings, financial data from S&P Insights.



STARBOARD VALUE

CEO and CFO realized value from stock and options have been higher than the Independent Peer Group despite the worst stock price performance

- AOL's CEO and CFO have realized substantially more value from restricted stock and options than the Independent Peer Group despite AOL having the worst stock price performance of the group.
  - AOL's equity grants in the last two years were time-based, rather than performance based, allowing the Company's executives to realize value independently of Company performance.

CEO and CFO Realized Value from Stock and Options Relative to Independent Peer Group (1,2)

	Realized Value from Stock and Options 2010-2011		
	CEO	CFO	Stock Performance
90th Percentile	$11,658,944	$10,961,168	63.0%
75th Percentile	$6,232,112	$3,515,349	29.1%
50th Percentile	$4,289,604	$699,146	-3.2%
25th Percentile	$1,156,426	$26,700	-13.6%
AOL	$11,943,172	$1,414,496	-35.1%
Percent Rank	91%	60%	0%

"AOL's CEO and CFO have realized significant value in terms of restricted stock vesting in the past two years while shareholders experienced a decline in the stock price."

– A leading independent compensation consulting firm

(1) Independent Peer Group: ACOM, CCO, ELNK, GCI, IACI, IPG, LAMR, NYT, UNTD VCI, VCLK, WBMD, WPO, and YHOO. Selected by independent compensation consulting firm engaged by Starboard.
(2) CEO and CFO realized value from stock and options calculated by independent compensation consulting firm engaged by Starboard.
Source: Compensation data from company proxy filings, financial data from S&P Insights.


STARBOARD VALUE

We believe AOL's compensation peer group and pay for performance practices are unacceptable

We believe that determining the right peer group at any company is critical because it represents the foundation upon which compensation planning and relative performance is measured.

- Despite concern from ISS on pay for performance and Glass Lewis on peer group selection, AOL has consistently chosen a peer group comprised of some of the world's largest companies, many of which seem to not only be outside of the range recommended by these leading independent proxy advisory firms, but also appear not to be comparable businesses.
- This has resulted in **executive compensation at AOL that is approximately 3.4 times the median compensation of an appropriate peer group** that fits within the guidelines recommended by both ISS and Glass Lewis, despite poor absolute and relative stock price and financial performance.(1,2,3)

CEO and CFO Total Compensation 2009-2011 (1,2,4,5)

	2009-2011
AOL 2010 Peer Group - Median	$36,593,218
AOL 2011 Peer Group - Median	49,807,115
Independent Peer Group - Median	17,829,497
AOL	60,974,951
AOL as a multiple of:	
AOL 2010 Peer Group - Median	1.7x
AOL 2011 Peer Group - Median	1.2x
Independent Peer Group - Median	**3.4x**

While executive compensation is important, the failure by the Board to approve an appropriate peer group, despite continued concerns from both ISS and Glass Lewis, is indicative of a much larger problem – a Board that does not appear to exercise proper oversight over the policies and procedures of the Company.

(1) CEO and CFO total compensation from 2009 to 2011 calculated by independent compensation consulting firm engaged by Starboard.
(2) Independent Peer Group: ACOM, CCO, ELNK, GCI, IACI, IPG, LAMR, NYT, UNTD VCI, VCLK, WBMD, WPO, and YHOO. Selected by independent compensation consulting firm engaged by Starboard.
(3) Based on ISS guidelines for companies in a peer group to be within a range of 0.2-5.0x the market cap and 0.45-2.1x the revenue of a target company, and Glass Lewis guidelines for companies in a peer group to be within a range of 0.5-2.0x the market cap of the target company. ISS guidelines sourced from ISS report published on February 17,2012 entitled "Evaluating Pay for Performance Alignment: ISS' Qualitative and Quantitative Approach." Glass Lewis guidelines sourced from 2011 Glass Lewis proxy paper on AOL.
(4) AOL 2010 Proxy Peer Group: ADBE, AMZN, AAPL, CA, CMCSA, DRIV, EBAY, EA, GOOG, IACI, IPG, INTU, MFE, MSFT, NWSA, OMC, RNWK, SYMC, VCLK, and YHOO.
(5) AOL 2011 Proxy Peer Group: ADBE, CA, CRM, DISCA, EA, GCI, GOOG, IACI, IPG, INTU, MSFT, NFLX, NYT, NWSA, PCLN, SYMC, TWC, and YHOO.


STARBOARD VALUE

AOL recently approved what appears to be another lucrative pay package for Tim Armstrong

- On March 28, 2012, approximately one week prior to the announcement of the patent transaction with Microsoft, the Compensation Committee approved a new Employment Agreement with Tim Armstrong and the grant of certain awards to Mr. Armstrong. While the timing certainly appears suspect, AOL has yet to disclose the material terms of the grants, thus making it impossible for shareholders to value the awarded compensation.
  - **Non-qualified option**: Vests automatically over a four-year period. AOL has **not** disclosed the grant date, the exercise price of the option or the number of shares of common stock underlying the option.
  - **Performance option**: Vests upon the per share price of AOL's common stock reaching certain designated levels, which represent a percentage increase based on the fair market value of the trading price of AOL 's stock over a 20-day period preceding the grant date. AOL has **not** disclosed the grant date, the price levels at which the option vests, the exercise price of the option or the number of shares of common stock underlying the option.
  - **Performance units based on total shareholder return (TSR) and revenue growth:** Performance units are earned upon the achievement of certain TSR levels and revenue growth levels, respectively, with the number of performance units earned for a corresponding level of TSR or revenue representing a percentage of a Target Number of Performance Shares. AOL has **not** disclosed the Target Number of Performance Shares or the number of shares that can be earned in each instance.

Without the omitted material information, it is impossible to determine the value of the awarded compensation.

Our nominees have a better plan to enhance shareholder value

Substantially improve the profitability of Display

Our nominees would exercise stringent financial discipline in the Display business by taking the following actions:

- **Fully allocate the costs for each content property and vertical to determine true profitability**.
  - Based on conversations with management, AOL currently measures profitability by property as total revenue less direct editorial spending.
  - However, this does not include any costs related to sales and marketing to generate this revenue or the Company's significant technology and corporate expenses.
- **Take action with regard to unprofitable content properties and verticals**.
  - For each property or vertical that is unprofitable on a fully allocated basis, determine whether the Company has a legitimate plan to become profitable on a risk-adjusted basis in the near term.
  - If not, determine whether each of these unprofitable verticals should be restructured, sold, shut down, or outsourced to a content partner to substantially improve profitability.
- **Rationalize duplicative costs throughout the organization**.

The net result of these actions should be a Display business that is profitable on a stand-alone and fully-allocated basis. Other companies can generate profits on a similar and even lower amount of revenue. We believe AOL should strive to do the same.

Take action on Patch immediately

- We believe Patch is currently losing approximately $150 million per year.(1)
- We believe Patch cannot be profitable, even in the best case scenario, because its business model is flawed.(2)
  - We believe Patch is a high cost business model that is not scalable.
  - We believe Patch's value proposition for local advertisers is poor given the lack of an attractive measurable ROI and high effective CPMs.
- As a result, reality is much worse than the best case.
  - Less than 20% of ad placements are filled by local businesses, far below the Company's target of 80%.(3)
  - Approximately 70% of local businesses that do place ads on Patch do not renew when their contracts expire. This high level of churn further challenges the business model.(3)
  - National advertisers do not value hyper-local advertising any more than they value broad-based display advertising.(3)
  - As a result, the vast majority of Patch's ad slots are filled with remnant AOL ad inventory at very low CPMs.(3)
- We believe Patch should either be:
  - Sold
  - Partnered with a third party who will fund future investment
  - Restructured to profitability
  - Shut down

Our nominees would evaluate Patch on its financial merits alone and not allow Mr. Armstrong's emotional and personal connection to Patch to influence the Board's judgment as to the right course of action for shareholders.

(1) We arrived at our revenue estimate of $13 million in 2011 by making certain assumptions based on disclosure provided by the Company on its fourth quarter 2011 earnings call on February 1, 2012. Specifically, the Company stated that: "Ending Q1 2011, there were 33 Patches that had above $2,000 per month in revenue. Ending Q4 2011, there were 401 Patches above $2,000 per month in revenue…." We arrived at our cost estimates for Patch of $160 million in 2011 based on the following statement by the Company's Chief Financial Officer at the AOL Investor Day on June 16, 2011: "… we're going to spend $160 million a year this year on Patch…."
(2) Based on a targeted revenue model of 80% of Patch's ad slots being filled by local advertisers per interviews conducted by L.E.K. Consulting. Assumes a 7% discount to rate card pricing and a 100% sell-through rate. Uses Patch rate card dated Q4 2011 sourced from a Business Insider article published on February 23, 2012. Calculated as the product of discounted monthly rate card price, sell-through rate, and 80% local volume share. Assumes 863 Patches. Includes additional revenue from business / feature listings based on the average number of business / feature listings per Patch as sourced from L.E.K. Consulting's analysis of individual Patches.
(3) Based on interviews conducted by L.E.K. Consulting.


STARBOARD VALUE

Evaluate other opportunities for value creation

Examples include, but are not limited to:

- Intellectual Property
  - Following the sale of over 800 of its patents to Microsoft, AOL continues to own a significant portfolio of over 300 patents and patent applications spanning core and strategic technologies, including advertising, search, content generation/management, social networking, mapping, multimedia/streaming, and security, among others.[1]
  - We believe some of these patents may hold considerable value.
  - Analyze alternatives to license/monetize the remaining patent portfolio.
- Real Estate
  - AOL leases approximately 50 facilities around the world. In addition, the Company owns a large corporate campus consisting of over 840,000 square feet and land in Dulles, Virginia.[2]
  - Analyze whether real estate locations can be consolidated and excess real estate can be sold.
- Capital Structure Efficiencies
  - Determine optimal capital structure to maximize value for shareholders.

STARBOARD VALUE℠

(1) AOL press release dated April 9, 2012.
(2) Form 10-K filed on February 24, 2012.

Ask the difficult questions to focus the Company on dramatically improving profitability and value for all shareholders

- If elected, our nominees would ask the right questions regarding the key issues facing AOL.
- Some of these questions would include:
  1. What is our core competency?
     - Where do we have a competitive advantage?
     - What actions will we take to build our business around this competitive advantage?
  2. Can Patch actually be profitable in any realistic scenario?
     - If not, what immediate actions need to be taken to stem any further losses in this business?
     - If so, restructure Patch to generate profitability as quickly as possible while continuing to monitor, assess, and re-assess its financial performance.
  3. Which owned content properties are profitable and unprofitable after fully allocating costs?
     - For unprofitable properties, is there a legitimate plan to become sustainably profitable on a risk-adjusted basis in a reasonable amount of time?
       - If so, what are the necessary steps to promptly implement this plan?
       - If not, what actions will we take to maximize the value of these properties?
  4. How do AOL's content properties compare to other more profitable content properties?
     - What accounts for this difference and how can we address it?
  5. What content verticals should be outsourced versus owned?
  6. Where are the duplicative costs in the organization, specifically within categories including editorial, sales, technology, and real estate?
     - What is the most efficient path to eliminating these duplicative costs?

Our Board nominees will ask the difficult questions to focus the Company on dramatically improving profitability and value for all shareholders.

Starboard's involvement has been positive for shareholders

Since Starboard wrote its first public letter to the Company on December 21, 2011, AOL's stock price has significantly outperformed both the market and its peers.

Summary Returns, 12/20/11 to 5/18/12 (1)

Russell 2000 Index	1.8%
Independent Peer Group (2)	-3.4%
2011 Proxy Peer Group (3)	7.3%
2010 Proxy Peer Group (4)	9.2%
AOL Inc.	**75.6%**
Performance vs. Russell	73.8%
Performance vs. Independent Peer Group (2)	79.0%
Performance vs. 2011 Proxy Peers (3)	68.3%
Performance vs. 2010 Proxy Peers (4)	66.4%

AOL Stock Price Chart from 12/20/11 to 5/18/12



Announcement of patent portfolio sale for $1.056 billion
Starboard wrote second public letter to AOL urging the Company to monetize its patent portfolio
Starboard wrote first public letter to AOL disclosing a 4.5% ownership position
100%
80%
60%
40%
20%
0%
-20%
Dec-11
Jan-12
Feb-12
Mar-12
Apr-12
May-12
AOL
Russell 2000 Index
Independent Peer Group
2011 Proxy Peer Group
2010 Proxy Peer Group

We believe the recent increase in AOL's stock price is directly attributable to Starboard's involvement and plans to significantly increase value at AOL.

(1) Capital IQ price data from December 20, 2011 to May 18, 2012. Total returns include dividends.
(2) Independent Peer Group: ACOM, CCO, ELNK, GCI, IACI, IPG, LAMR, NYT, UNTD VCI, VCLK, WBMD, WPO, and YHOO. Selected by independent compensation consulting firm engaged by Starboard.
(3) AOL 2011 Proxy Peer Group: ADBE, CA, CRM, DISCA, EA, GCI, GOOG, IACI, IPG, INTU, MSFT, NFLX, NYT, NWSA, PCLN, SYMC, TWC and YHOO.
(4) AOL 2010 Proxy Peer Group: ADBE, AMZN, AAPL, CA, CMCSA, DRIV, EBAY, EA, GOOG, IACI, IPG, INTU, MSFT, NWSA, OMC, RNWK, SYMC, VCLK and YHOO.



STARBOARD VALUE

We believe actions taken by AOL have only been reactionary to Starboard's involvement

While AOL's patent sale for $1.056 billion in cash was a significant driver of the positive stock price performance since our involvement, we believe it was merely a direct reaction to Starboard's involvement.

Starboard Action	AOL Reaction
■ On February 24, 2012, Starboard wrote a public letter to the Board stating that: – AOL owned a robust portfolio of extremely valuable patents that had gone unrecognized and underutilized. – Starboard believed that AOL's patent portfolio could produce in excess of $1 billion of licensing income if appropriately harvested and monetized. – AOL's inaction on monetizing this asset was alarming given that some of the Company's most valuable patents would expire worthless over the next several years if not immediately utilized.	■ Apart from minimal disclosure buried in the 10K, we are not aware of AOL ever publicly mentioning the Company's IP value prior to our involvement. ■ On March 13, 2012, CEO Tim Armstrong stated at an investor conference that: "... AOL's patent portfolio, it's beachfront property in East Hampton… it's basically extremely valuable." ■ On March 23, 2012, media reports indicated that AOL had retained Evercore Partners Inc. to find a buyer for AOL's patent portfolio. ■ On April 9, 2012, AOL announced the sale of its patent portfolio to Microsoft Corporation for $1.056 billion in cash.

Given AOL's past inaction with regard to monetizing the patent portfolio, we do not believe the Company would have actually executed this transaction had it not been for Starboard's involvement.

Other recent statements by AOL are also highly reactionary

Recent statements by AOL are nothing more than a direct reaction to concerns highlighted by Starboard.

Starboard Suggestions	AOL Prior Statements	AOL Latest Statements	Starboard Concerns
Commit to specific operating targets that would significantly improve profitability	• "AOL cannot commit to a specific profit number for any given period…."(1)	• Provided guidance for 2012 OIBDA of $350 million, up from analyst estimates of $310 million.(5)	• Guidance still implies over $500 million of losses in Display
Take immediate action to sell, JV, or shut down Patch	• "From our standpoint we say, we are not losing money on Patch. We are investing money in something that's very valuable."(2)	• "Hope" to achieve over $40 million of revenue in Patch(5) • "Bring Patch to run rate profitability by the end of 2013"	• "Hope" is not a strategy • The Patch business model is structurally flawed • Even in the best case scenario, at AOL's target revenue model, Patch would lose $20-60 million
Return 100% of the proceeds from the patent sale to shareholders	• "…you would reconsider your decision to conduct a proxy fight…if AOL made commitments to distribute all of the proceeds of our patent sale…we will not make such commitments." (3)	• Intend to return 100% of the proceeds from the patent sale to shareholders(5)	• AOL would not have committed to this without Starboard's involvement.
Analyze and disclose segmented financials on a fully allocated basis	• Since the spin-off from Time Warner, AOL has not disclosed segment financials.	• "… move to a segmented approach to managing AOL's operations in a segmented public reporting format"(5)	• Segment disclosure must include full cost allocation to properly analyze each business • Display should be analyzed independently of AOL's other businesses
Nominated three highly-qualified Board nominees to represent the best interests of shareholders	• No interest in adding any of Starboard's nominees to the Board(4)	• "… we have an active search for independent Board members and we will target to add two independent directors within the next 6 to 12 months(5)	• AOL is unwilling to work with one of their largest shareholders in shaping the Board • Merely hand-picking two new Board members does nothing but further entrench the Board

Given AOL's prior statements, we question whether the Company would have taken any of these actions without Starboard's involvement.


(1) Email sent on April 11, 2012, from AOL's lead independent director Fred Reynolds to Starboard's CEO Jeff Smith.
(2) Goldman Sachs conference on September 20, 2011.
(3) Excerpt from an email from Fred Reynolds, AOL's lead independent director, in private conversations with Jeff Smith, CEO of Starboard Value.
(4) Summary of viewpoint expressed by Fred Reynolds, AOL's lead independent director, in private conversations with Jeff Smith, CEO of Starboard Value.
(5) AOL Q1 2012 earnings conference call on May 9, 2012.

STARBOARD VALUE

We believe AOL's actions and statements have done nothing to address the losses in the Display business

CY 2011 Operating Performance [1,2]			***($ in millions)***
	Revenue	**Adjusted EBITDA**	**Adj. EBITDA Margin**
Access	$803	$643	80%
Search	357	261	73%
Advertising Network	384	21	6%
Display - Free Premium Content	**560**	**(398)**	**-71%**
Display - Patch	**13**	**(147)**	**-1131%**
Other	85	8	10%
Total	**$2,202**	**$388**	**18%**
Total (excluding Display)	**$1,629**	**$933**	**57%**

AOL shareholders need a Board that will exercise stringent financial discipline to address these massive losses.

(1) Segment revenue figures other than Patch are from Company filings. Disaggregated segment EBITDA figures are based on Starboard Value estimates derived from assumptions including: EBITDA margins of 80% for the Access business, 73% for Search, 5.5% for Advertising Network, and 10% for the Company's Other business. These values are derived from conversations with the Company, competitors, industry consultants, Wall Street research analysts, and Starboard Value internal estimates. By subtracting our Access, Search, Advertising, and other segment EBITDA estimates from reported consolidated EBITDA, we are able to back into estimated Display EBITDA losses.

(2) For Patch, we arrived at our revenue estimate of $13 million in 2011 by making certain assumptions based on disclosure provided by the Company on its fourth quarter 2011 earnings call on February 1, 2012. Specifically, the Company stated that: "Ending Q1 2011, there were 33 Patches that had above $2,000 per month in revenue. Ending Q4 2011, there were 401 Patches above $2,000 per month in revenue…." We arrived at our cost estimates for Patch of $160 million in 2011 based on the following statement by the Company's Chief Financial Officer at the AOL Investor Day on June 16, 2011: "… we're going to spend $160 million a year this year on Patch…." Further, in a research report published on May 10, 2012, Barclays estimated that Patch generated EBITDA losses of $151 million in 2011.


STARBOARD VALUE

Our Nominees are Better

We have serious concerns as to the true independence of AOL's Board

The many interrelationships between AOL's Board members and Tim Armstrong are alarming and raises serious concerns about the true independence of AOL's Board members.



Served on Board of Snag Films with Vice Chairman Emeritus of AOL
AOL / Time Warner
Alberto Ibargüen
(AOL Board Member)
Served on pre AOL / Time Warner Board
Knight Ridder
PBS
Paley Center
United Football League
Patricia Mitchell
(AOL Board Member)
Tim Armstrong
(CEO and Chairman AOL)
William Hambrecht
(AOL Board Member until 2011)
Served together on Motorola and Motorola Mobility Boards
Advertising Counsel
Google and P&G partnership
James Stengel
(AOL Board Member)

Is this a truly independent Board that is willing to ask the difficult questions and hold management accountable to shareholders?

STARBOARD VALUE

Collectively, AOL's "independent" Board members own only 0.1% of AOL's outstanding shares outright

Not only do we have serious concerns about the independence of AOL's Board, but AOL's "independent" Board members have little vested interest in the performance of the Company.

Name	Total Shares Owned Outright	Open Market Share Purchases Since 4/19/10
Richard Dalzell	3,129	0
Karen Dykstra	10,599	7,470
Alberto Ibargüen	4,500	4,500
Susan Lyne	3,939	810
Patricia Mitchell	5,000	1,871
Frederic Reynolds	55,129	12,000
James Stengel	9,184	6,055
Total	Total = 91,480	Total = 32,706

Source: AOL proxy filed on April 20, 2012.

STARBOARD VALUE

We have serious questions regarding AOL's incumbent Board members

Leading proxy governance firms have raised serious concerns with regard to AOL's compensation practices, led by James Stengel, Chairman of AOL's Compensation Committee.

James Stengel:

- As Chair of AOL's Compensation Committee, Mr. Stengel oversees the compensation practices at the Company.
- Both the independent compensation consulting firm we engaged to analyze AOL's compensation practices and leading independent proxy advisory firms have raised serious issues with AOL's compensation practices.
  - The independent compensation consulting firm noted that "AOL's existing peer group, which serves as the foundation for benchmarking executive compensation, consists of companies that are too large", and that "AOL's short-term pay is significantly misaligned with performance."(1)
  - ISS has raised serious concerns about AOL's pay for performance practices, which have resulted in the Board awarding substantial bonus payments to AOL's executives despite poor absolute and relative underperformance.(2)
  - Glass Lewis has rated AOL's compensation program structure as "Poor." Specifically, Glass Lewis has expressed concern with the size of the companies in AOL's Peer Group.(3)



RiskMetrics Group
ISS Proxy Advisory Services
USA
AOL Inc.
Research Analysts
Vittorio Lara
usresearch@riskmetrics.com
Proxy Alert
23 April 2010
Agenda and Recommendations
United States Policy

Item	Code	Proposal	Mgt. Rec.	ISS Rec.	Focus
9	M020	Elect Director James Stengel	FOR	AGAINST	❖



GLASS LEWIS & Co.
AOL Inc.
2011 ANNUAL MEETING
Proposal 3.00: Advisory Vote on Executive Compensation
Glass Lewis Ratings

Structure	Disclosure
Poor	Fair

Pay for Performance Grades

2008	2009	2010
N/A	N/A	N/A

We believe Mr. Stengel has ignored concerns about AOL's Peer Group expressed by Glass Lewis and has continued to oversee the construction of a peer group that violates ISS and Glass Lewis best practices.(4)

(1) A leading independent compensation consulting firm that Starboard engaged to analyze AOL's compensation practices.
(2) 2010 ISS report on AOL.
(3) 2011 Glass Lewis proxy paper on AOL.
(4) Based on ISS guidelines for companies in a peer group to be within a range of 0.2-5.0x the market cap and 0.45-2.1x the revenue of a target company, and Glass Lewis guidelines for companies in a peer group to be within a range of 0.5-2.0x the market cap of the target company. ISS guidelines sourced from ISS report published on February 17,2012 entitled "Evaluating Pay for Performance Alignment: ISS' Qualitative and Quantitative Approach." Glass Lewis guidelines sourced from 2011 Glass Lewis proxy paper on AOL.



STARBOARD VALUE

We have serious questions regarding AOL's incumbent Board members

Leading proxy governance firms have also raised serious concern about compensation practices at Motorola, during Mr. Stengel's tenure as a member of its compensation committee.

- **ISS recommended shareholders vote *AGAINST* James Stengel in 2009 and 2010 due to problematic pay practices at Motorola. In its reports, ISS stated:**
  - *"Vote AGAINST the Compensation Committee members for approving executive employment agreements that contain egregious pay practices and problematic pay-for-failure risks." – ISS 2009 Report on Motorola*
  - *"… executive compensation levels are above the median, despite the Company's poor performance record in the last few years." – ISS 2009 Report on Motorola*
  - *"Due to the severity of the concerns and the Compensation Committee's lack of responsiveness to issues previously identified, AGAINST votes are warranted once again for compensation committee members." – ISS 2010 Report*
- **Glass Lewis recommended shareholders vote *AGAINST* James Stengel in 2009 due to significant issues regarding executive compensation and pay for performance practices at Motorola. In its report, Glass Lewis stated:**
  - *"Motorola's executive compensation received an **F** grade.... Overall, the Company paid significantly more than its peers but performed significantly worse than its peers." – Glass Lewis 2009 Report on Motorola*
  - *"The members of the compensation & leadership committee have the responsibility of reviewing all aspects of the compensation program for the Company's executive officers. It appears to us that the members of this committee have not effectively served shareholders in this regard." – Glass Lewis 2009 Report Motorola*



FY 2008 Compensation Committee Grade
A
B
C
D
F
Historical Compensation Score

Fiscal Year	2006	2007	2008
Grade	D	D	F

Source: Glass Lewis 2009 report on Motorola.

STARBOARD VALUE

We have serious questions regarding AOL's incumbent Board members

We believe that Alberto Ibargüen and Patricia Mitchell have limited relevant industry and operational experience.

Name	Industry/Operational Experience	Starboard Concerns
Alberto Ibargüen	▪ 2005-2012: CEO of John S. and James L. Knight foundation, a private foundation dedicated to promotion of quality journalism. ▪ 1995-2005: Served in various positions at Knight-Ridder, Inc., a primarily daily and non-daily newspaper company. ▪ Board experience includes AMR Corporation and PepsiCo., Inc.	▪ For the last 7 years, Mr. Ibargüen has run a **non-profit organization.** ▪ Further, his past operating experience at Knight-Ridder consisted of roles within old media businesses. ▪ **As a director of AMR since January 2008, Mr. Ibargüen oversaw a decline in the stock price from $13.62 to $0.48 and a filing of Chapter 11 bankruptcy.**
Patricia Mitchell	▪ 2006-2012: President and CEO of The Paley Center for Media, a non-profit cultural institution, where Tim Armstrong serves on the Board of Trustees. ▪ 2000-2006: President and CEO of the Public Broadcasting Service, a non-profit public broadcasting television service. ▪ 1980-2000: Journalist and producer for several broadcast networks and cable channels. ▪ Prior board experience includes Sun Microsystems and Bank of America Corporation.	▪ The overwhelming majority of Ms. Mitchell's experience over the past decade has been with **non-profit organizations.** We therefore seriously question Ms. Mitchell's ability to properly oversee the serious operational challenges facing AOL. ▪ **We question Ms. Mitchell's independence and her ability to render unbiased judgment given her business relationship with Tim Armstrong**, who serves on the Board of Trustees of The Paley Center. ▪ **As a director of Bank of America from April 2001 to June 2009, Ms. Mitchell oversaw a decline in the Company's stock price of more than 50% and the acceptance of approximately $45 billion in rescue funds to stabilize the bank's balance sheet.**

Starboard Value℠

Starboard nominees have strong relevant experience

Dennis A. Miller

- Former General Partner at Spark Capital, a leading venture capital firm that manages approximately $1 billion, since its inception through 2011.
  - Spark Capital investments included Twitter, Tumblr, Square, CNET, AdMeld, Omgpop, 5min, ThePlatform, Next New Networks, and Group Commerce.
  - Sales include: CNET to CBS for approximately $1.6 billion; AdMeld to Google for approximately $400 million; Omgpop to Zynga for approximately $180 million; ThePlatform to Comcast for approximately $100 million; and 5min to AOL for approximately $65 million.
- Previously, Mr. Miller was Managing Director for Constellation Ventures, the venture arm of Bear Stearns, from 2000 to 2005.
  - Investments included TVONE, College Sports Network, Widevine, K12 and Capital IQ.
  - IPO of K-12 returned over 400% to investors.
  - Sales include: CSTV to CBS for approximately $325 million; Capital IQ to McGraw Hill for approximately $200 million; and Widevine to Google for approximately $160 million.
- Served as Executive Vice President of Lionsgate Entertainment, a leading independent film and television company in the United States from 1998 to 2000.
- Executive Vice President of Sony Pictures Entertainment, a subsidiary of Sony Corporation of America, from 1995 to 1998, where he oversaw the network, cable, syndication and online business of the company.
  - Responsible for business that generated roughly two-thirds of the entire EBITDA of Sony Pictures Entertainment.
- Executive Vice President of Turner Network Television from 1991 to 1995 overseeing programming and marketing.
- Currently on the Board of Directors of Global Eagle Acquisition Corporation, Radio One Inc., and Fit Orbit.

Starboard nominees have strong relevant experience

Jeffrey C. Smith

- Managing Member, Chief Executive Officer and Chief Investment Officer of Starboard Value, one of the largest shareholders of AOL. As Chief Investment Officer of Starboard Value, Mr. Smith has significant experience evaluating companies from a financial, operational, and strategic perspective to identify inefficiencies and the resulting opportunities for value creation.
- Mr. Smith's extensive experience in a variety of industries together with his management experience in a variety of roles enable Mr. Smith to provide AOL with valuable financial and executive insights and make him well qualified to sit on AOL's Board.
- Currently, Mr. Smith serves on the Board of Directors of Surmodics, Inc., a leading provider of drug delivery and surface modification technologies to the healthcare industry and Regis Corporation, an operator and franchiser of hair and retail product salons. Highlights include:
  - As a director of Surmodics, since January 2011, Mr. Smith has overseen the sale of the Company's non-core and money losing pharmaceuticals business and has reduced expenses. This has resulted in operating margins improving from -4.6% when Mr. Smith joined the Board to approximately 30% in the last quarter.
  - As a director of Regis, since October 2011, Mr. Smith has overseen the sale of non-core assets, a reduction in expenses and an improvement in corporate governance.
- Mr. Smith has extensive public board experience having also previously served as the Chairman of the Board of Phoenix Technologies Ltd., and having also served as a director of Actel Corporation, S1 Corporation, and Kensey Nash Corp.
  - As a director of Actel, Mr. Smith oversaw a significant reduction in R&D and SG&A expenses and helped to institute stringent financial discipline around new investments based on return on invested capital guidelines. This resulted in dramatic improvements in profitability from operating margins of -1.1% when Mr. Smith joined the Board to analyst projections of approximately 20% prior to the sale of the Company. On October 4, 2010, Actel announced the sale to Microsemi Corporation for $20.88 per share, an increase of 146% in a year and a half from when Mr. Smith joined the Board.
  - As the Chairman of Phoenix Technologies, Mr. Smith oversaw the exit and sale of non-core money losing businesses and re-focused the Company on its core BIOS product. This resulted in an increase in operating margins from -36% to analyst expectations of approximately 20% when the company was sold to Marlin Equity Partners in November 2010, a 50% increase for stockholders in only one year.
- Mr. Smith served as a member of the Management Committee for Register.com, which provides internet domain name registration services.
- We believe that the Board will benefit greatly by having a representative of a significant shareholder serve on the Board.


STARBOARD VALUE

Starboard nominees have strong relevant experience

James A. Warner

- Former Executive Vice President of Avenue A / Razorfish from 2004 until 2008 and member of the executive committee of aQuantive, the parent company from 2000 until 2008.
  - aQuantive was sold to Microsoft in 2007 for approximately $6 billion.
  - As Executive Vice President of Avenue A / Razorfish, Mr. Warner advised Fortune 500 marketers such as Capital One, Verizon and Starwood Hotels on digital marketing and advertising, web design and development, strategy and business development. The agency won numerous industry awards and became the largest digital agency in the world according to Advertising Age.
  - During Mr. Warner's time as EVP of Avenue A / Razorfish**,** aQuantive's sales grew by over 200% per quarter and its stock price rose by over 6 times.
- Prior to joining Avenue A in 2000, Mr. Warner held senior positions at Primedia, CBS and HBO.
  - While at Primedia, Mr. Warner led its magazine division with revenues of over $500 million, and oversaw more than 250 consumer and business magazines, web sites an trade show properties including *Seventeen*, *New York Magazine*, *Surfing* and *Modern Bride.*
  - Mr. Warner was President of the CBS Television Network, a $2.5 billion revenue business, from 1995 to 1998 where he led sales, affiliate relations, research, marketing and promotion and standards and practices functions.
  - Mr. Warner was the founding President of CBS Enterprises, the company's worldwide syndication and licensing business and during his tenure grew the business from approximately $30 million in sales to approximately $250 million in sales.
- Mr. Warner previously served on the Board of Directors at MediaMind Technologies (MDMD), which was sold for over $500 million to Digital Generation Inc. (DGIT), formerly called DG FastChannel Inc.
  - The transaction price represented 191% of the IPO price from 2010, when Mr. Warner joined the Board.
- Mr. Warner currently serves as a director of four private company boards, all focused in digital media and marketing. These include Merkle Inc (the largest independently owned agency in the U.S. with over $300 million in revenue), Healthline Networks (consumer internet and health information technology company), INVISION INC. (a media sales management software company), and Engage121 (social media management software company).

Appendix

- Director nominees
  - Dennis A. Miller
  - Jeffrey C. Smith
  - James A. Warner

Director Nominees

Dennis A. Miller

Dennis A. Miller, age 55, has been a consultant to Lionsgate Entertainment since August 2010, and has been focused primarily on investing at the intersection of media and technology. Previously, Mr. Miller was a General Partner at Spark Capital since its inception through 2011. Spark Capital has invested in such companies as Twitter, Boxee, Tumblr, Square, 5min, Next New Networks, CNET, AdMeld, and Group Commerce. From 2000 to 2005, Mr. Miller was Managing Director for Constellation Ventures, the venture arm of Bear Stearns. There he led investments in TVONE, College Sports Network, Widevine, K12 and Capital IQ. From 1998 until 2000, Mr. Miller served as Executive Vice President of Lionsgate Entertainment, a leading independent film and television company in the United States. From 1995 until 1998, Mr. Miller was the Executive Vice President of Sony Pictures Entertainment, a subsidiary of Sony Corporation of America and a global motion picture, television and entertainment production and distribution company with operations in 140 countries, where he oversaw the network, cable, syndication and online businesses of the company, domestically and globally. From 1991 to 1995, Mr. Miller was Executive Vice President of Turner Network Television. Mr. Miller began his career in the entertainment and tax department of the law firm of Manatt, Phelps, Rothenberg and Tunney. Mr. Miller serves on the boards of directors of Global Eagle Acquisition Corporation, Radio One Inc. and Fit Orbit.

Mr. Miller's 10 years of experience in senior executive positions at large media and entertainment companies, as well as his 10+ years of experience investing in cable, subscription, and online businesses, qualify him, in Starboard's view, to ably assist in the effective oversight of the Company.

Director Nominees

Jeffrey C. Smith

Jeffrey C. Smith, age 39, has served as Managing Member, Chief Executive Officer and Chief Investment Officer of Starboard Value LP ("Starboard Value") since its inception in February 2011. Prior to founding Starboard Value, Mr. Smith was a Partner Managing Director of Ramius LLC, a subsidiary of Cowen Group, Inc. ("Cowen"), and the Chief Investment Officer of Ramius Value and Opportunity Master Fund Ltd. Mr. Smith was also a member of Cowen's Operating Committee and Cowen's Investment Committee. Prior to joining Ramius LLC in January 1998, he served as Vice President of Strategic Development for The Fresh Juice Company, Inc. ("The Fresh Juice Company"). Mr. Smith has served on the Board of Directors of Regis Corporation, a global leader in the hair care industry, since October 2011. Mr. Smith has been a member of the Board of Directors of Surmodics, Inc., a leading provider of drug delivery and surface modification technologies to the healthcare industry, since January 2011. Previously he served on the Board of Directors of Zoran Corporation, a leading provider of digital solutions in the digital entertainment and digital imaging market, from March 2011 until its merger with CSR plc in August 2011. Mr. Smith was the Chairman of the Board of Phoenix Technologies Ltd., a provider of core systems software products, services and embedded technologies, from November 2009 until the sale of the company to Marlin Equity Partners in November 2010. He also served as a director of Actel Corporation, a provider of power management solutions, from March 2009 until its sale to Microsemi Corporation in October 2010. Mr. Smith is a former member of the Board of Directors of S1 Corporation and Kensey Nash Corp., and he served as a member of the Management Committee for Register.com, which provides internet domain name registration services. He began his career in the Mergers and Acquisitions department at Société Générale.

As Chief Investment Officer of Starboard Value, Mr. Smith has significant experience evaluating companies from a financial, operational, and strategic perspective to identify inefficiencies and the resulting opportunities for value creation. Starboard believes that Mr. Smith's extensive public board experience and experience in a variety of industries together with his management experience in a variety of roles enable Mr. Smith to provide the Company with valuable financial and executive insights.

Director Nominees

James A. Warner

James A. Warner, age 58, has been the principal of Third Floor Enterprises, an advisory firm specializing in digital marketing and media since January 2009. Previously, Mr. Warner was with Avenue A | Razorfish (now known as Razorfish Inc.), one of the world's largest digital agencies and provider of digital advertising and content creation services, media buying, strategic counsel, analytics, technology and user experience, from 2000 until 2008, including as its Executive Vice President, from 2004 until 2008. Mr. Warner also served on the executive committee of aQuantive Inc., the parent company of Avenue A | Razorfish, which was acquired by Microsoft in May 2007. Before joining Avenue A | Razorfish, Mr. Warner led the magazine division of Primedia Inc., a publicly held media company. From 1995 until 1998, Mr. Warner was President of the CBS Television Network, and from 1989 until 1994, he served as President of CBS Enterprises, the company's worldwide syndication and licensing business. From 1986 to 1989, Mr. Warner was Vice President of HBO Enterprises. Mr. Warner currently serves on the boards of directors of Healthline Networks, a healthcare technology and information company; Invision Inc., a leading provider of advertising systems to the media industry; Merkle Inc., the largest independently-owned customer relationship marketing agency; and engage121, Inc, a communications software provider. Mr. Warner was a director of MediaMind Technologies (NASDAQ:MDMD), a global provider of digital advertising solutions, prior to its sale to DG FastChannel, Inc. (NASDAQ:DGIT) in 2011. Mr. Warner also advises Accordant Media, ChaChaAnswers, Criteo, Innovation Interactive, Marchex, and Metamorphic Ventures.

Mr. Warner's 30+ years of experience building and leading organizations in digital media and marketing and his deep expertise in general management, business development, strategy and planning, will enable him, in Starboard's view, to provide effective oversight of the Company.

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